Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Intellivision Entertainment, Inc.
13462 River Rose Lane
Riverton, UT 84096
www.intellivision.com

Up to $4,999,999.68 in Common Stock at $0.72
Minimum Target Amount: $9,999.36

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Intellivision Entertainment, Inc.
Address: 13462 River Rose Lane, Riverton, UT 84096
State of Incorporation: DE
Date Incorporated: July 19, 2018

Terms:

Equity

Offering Minimum: $9,999.36 | 13,888 shares of Common Stock
Offering Maximum: $4,999,999.68 | 6,944,444 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.72
Minimum Investment Amount (per investor): $499.68

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Revenue Share Agreement

We are a party to a Revenue Sharing Agreement with Fig Publishing, Inc., pursuant to which FIG agreed to provide us with up to $15,000,000 in capital, and provide various marketing, sales and distribution services, in exchange for our payment to Fig of a percentage of revenue generated through the sale of the Intellivision Amico and certain games. Until such time as Fig has received a return equal to 3 times the funds advanced to us, Fig is entitled to receive 5% of revenue, less certain expenses, generated from the sale of the Amico through a third party sales channel or distributor, such as Amazon, Walmart and Gamestop ("**Indirect System Revenue**") 15% of revenue generated from the direct sale of the Intellivision Amico through other channels ("**Direct System Revenue**"), and 25% of all revenue derived from game sales ("**Game Revenue**"). During the 12 month period commencing after Fig has received an amount equal to three times the capital it has provided us, Fig is entitled to 10% of Direct System Revenue and 20% of Game Revenue, and during the 12 month period thereafter, 5% of Direct System Revenue and 15% of Game Revenue.

Perks

First 72 hours - 15% in bonus shares

Next 72 hours - 10% in bonus shares

Next 7 days - 5% in bonus shares

Tier 1 ($5,000) - 2% bonus shares

Tier 2 ($10,000) - 5% bonus shares

Tier 3 ($25,000) - 10% bonus shares

Tier 4 ($50,000) - 15% bonus shares

**All perks occur when the offering is completed.*

StartEngine OWNer's Bonus

Intellivision Entertainment Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $.72 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $72. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Note: Bonus share perks cannot be combined. Only one perk can be applied to a single investment.

The Company and its Business

Company Overview

The video game industry has seen close to double digit growth for the last 30 years and generates more than $177 billion in annual sales, larger than the movie industry and music industry combined. As the industry has grown, video games have become increasingly isolating. The image of video games today is a teenager in a dark room with their headphones on. Mobile, now the largest gaming segment with 52% of the overall market (Newzoo Global Games Market Report 2021) has become increasingly physically isolating with people staring at their phones, oblivious of the world around them.

Intellivision is a historic brand with a modern focus of bringing family and friends together in the same room no matter what their age or skill level.

Intellivision Entertainment, Inc. is a Delaware corporation most recently founded as Intellivision Entertainment, LLC on July 19, 2018 in the state of California and subsequently converted to a corporation on January 19, 2022.

Historically, Intellivision was founded by the toy giant, Mattel, as Intellivision Electronics in the late 1970's. At its peak, Intellivision generated more than $500 million annually with 20% share of the overall video game market, second only to its primary rival, Atari. At the time, Intellivision was both a gaming console manufacturer and game publisher, and also worked directly with third-party game publishers/developers that ultimately published more than 140 games during the lifespan of the hardware from 1979 to 1990.

In February 1984, with the softening of the video game market and costly product expansion into home computing, Mattel decided to divest itself of the Intellivision product line and sold all rights and inventory to a group of investors led by former Mattel Electronics Senior Vice President of Marketing, Terrence Valeski for $20 million. A new entity was formed, Intellivision Inc. By the end of 1984, Valeski bought out the other investors and changed the name to INTV Corporation.

In 1985, INTV Corporation introduced the INTV System III, also branded as the Intellivision Super Pro System. At this time, INTV Corporation began producing next generation games with the production of Monster Truck Rally for the Nintendo Entertainment System (NES). INTV Corporation discontinued the production of the Intellivision game console line in 1990. INTV Corporation filed for bankruptcy and closed in 1991.

In 1997, two former Mattel Electronics engineers, Keith Robinson and Stephen Roney, acquired the rights to the Intellivision assets and formed Intellivision Productions, Inc. Original versions of over 100 games were re-released for MS-DOS, Windows and

Macintosh computers. A number of games that were previously never released were sold - some as new cartridges for the original Intellivision systems and others as ROM files.

In 1999, Activision released "A Collection of Intellivision Classic Games" for PlayStation. Also known as Intellivision Classics, it contained 30 emulated Intellivision games as well as video interviews with the original programmers. In 2003, Crave Entertainment released a PlayStation 2 version of Intellivision Lives! and the XBOX and GameCube versions in 2004. Also in 2003, Intellivision 15 and Intellivision 25 plug-and-play units were released by Techno Source Ltd. as officially licensed products from Intellivision Productions, Inc. These all-in-one units were commercially successful and approximately 4 million units had been sold by the end of 2006.

In 2008, Microsoft released Intellivision Lives! on XBOX Live Marketplace as an XBOX Original and playable on XBOX 360. In 2010, Virtual Play Games released Intellivision Lives! for the Nintendo DS. In 2014, AtGames Digital Media, Inc., under license from Intellivision Productions, Inc. released the Intellivision Flashback unit, a miniature sized Intellivision console with two original sized Intellivision controllers along with a sample set of plastic overlays for 10 games including Advanced Dungeons and Dragons under the name Crown of Kings and Minotaur.

In 2017, Keith Robinson tragically passed away. With the support of Stephen Roney of Intellivision Productions, Inc., the original Intellivision game assets and trademarks were purchased by Intellivision Entertainment, LLC, in 2018, led by video game industry veteran, Tommy Tallarico. As part of the transaction, Stephan Roney was appointed to the Board.

Today, Intellivision is a global video game hardware and software entertainment technology business with its headquarters in Salt Lake City, Utah and offices in Santa Ana, CA. Intellivision employs approximately 41 full-time personnel and contracts with more than 20 game developers across the globe.

Revenue will be derived from selling Intellivision Amico, a family gaming console as well as video games that run on the platform exclusively, downloaded from the online store. Alternate revenue streams include accessories, soft goods and licensing of intellectual property.

Intellivision Amico will come with two controllers, six full games and is expected to have a retail price of between $249.99 to $349.99. Amico’s innovative controllers include a capacitive touch screen to enable unique game play where each player has their own information separate from the main television display. Motion control is built-in, so no need for extra accessories to go bowling or challenge your friends to a game of cornhole. The console has integrated LED lighting to enhance the in-room gaming experience. It also allows up to eight mobile devices to be connected and used as controllers by simply downloading the free Amico app available on Apple Store® and Google Play®, turning the Amico into a party machine without having to spend hundreds of dollars on additional game controllers.

Intellivision's focus on family-friendly gaming continues to attract some of the most well-known family brands in the world. Intellivision currently has development deals with brands such as Mattel, Major League Baseball, Sesame Street, Atari, Hot Wheels, Harlem Globetrotters, Care Bears, Evel Kneivel and numerous video game and board game titles. Digital games prices will range from $4.99 to $19.99 and will not allow any type of in-game purchases. All games are E for Everyone or E10+. Teen or Mature titles are not available on the system and you will never see an ad interrupting your game play on Amico.

With no sexual or violent content, online game play or chat, and a focus on playing together in the same room, Intellivision's mission is to bring families and friends together in a fun and responsible manner, regardless of age or skill level.

Intellivision holds significant intellectual property assets including trademarks, game rights as well as intellectual property surrounding its hardware and software technology.

Intellivision Entertainment, Inc. holds the trademark for the storied "Intellivision" brand originally created by the toy giant, Mattel. Multiple variants include "Intellivision Together Again" and "Intellivision Amico" as well as the iconic Running Man logo. Intellivision also holds several video game title trademarks such as "Astrosmash", "Jungle Hunt" and "Bump N Jump".

In addition to its large proprietary game library that includes such games as, "Astrosmash" "Night Stalker", "Shark! Shark!", "Frog Bog", "B-17 Bomber" and "Cloudy Mountain", Intellivision has secured a large number of third party game licenses including many of the most popular Atari games (e.g. "Asteroids", "Missile Command", "Centipede" and "Breakout!"); other classic games such as "Moon Patrol", "R-Type" as well as the the mega-hit "Earthworm Jim"; board game conversions such as "Telestrations", "Blank Slate" and "Incan Gold"; and brand licenses from Hot Wheels, Sesame Street, Harlem Globetrotters, Care Bears and Major League Baseball.

Intellivision has filed an omnibus patent covering multiple aspects of its hardware and software technology including its proprietary controller disc and game balancing technology referred to in marketing materials as the "Karma Gaming Engine".

Competitors and Industry

Direct competition within the $177B video game industry can be categorized into three main categories.

PC Gaming

This segment is made up of mostly hardcore gamers who invest in fdedicated PC-based gaming machines and typically play competitive shooter or battle games such as League of Legends, Counter-Strike, Call of Duty and Fortnite. Two anomalies in this category are Minecraft and Roblox which attract a much younger gamer, who also typically play on consoles and mobile devices. The PC Gaming segment represented approximately 20% of the overall video game market in 2020 (Newzoo Global Games Market Report 2021).

Console Gaming

This segment is dominated by the three main console companies - Sony, Microsoft and Nintendo. Sony and Microsoft have been battling for the top-end of the market with cutting edge hardware technologies and a goal of immersive, life-like experiences with their most recent console releases, the Sony Playstation 5 and Microsoft Series X. Similar to the PC Gaming segment, the majority of the console market consists of games that cater to more hard core gamers that spend a significant amount of time playing video games as part of their general entertainment activities. Nintendo has seen competition from multiple fronts - from the high-end in Sony and Microsoft but also from the bottom up in mobile gaming which is now the largest segment by revenue and users. This has required Nintendo to adjust their hardware strategy as they have been pulled up and down market. To maintain cross compatible support for higher end games that run on Playstation 5 and Series X, Nintendo has had to spend more on hardware to ensure an acceptable level of performance for gamers. At the same time, the mobile gaming market, with its low cost of entry and mobile (i.e. take with you) convenience, has pushed Nintendo to support a portable screen form factor and offer multiple different hardware options to meet both the performance requirements of higher end gamers and the lower price points of more casual gamers. These demands have given birth to and array of products including the Nintendo Switch (OLED Model), Nintendo Switch and Nintendo Switch Lite. The Console Gaming segment represented approximately 28% of the overall video game market in 2020 (Newzoo Global Games Market Report 2021).

Mobile Gaming

This segment has grown to be the largest industry segment, driven by large markets like China, South America and India that traditionally have not provided much enforcement of product piracy and/or have large populations that have price sensitivity to the cost of PC and Console hardware and games. The mobile gaming market has shifted its revenue model, almost exclusively, to free to play with in game purchases. This has created many controversial tactics including the use of loot boxes and sophisticated artificial intelligence that determines the opportune time to present a fee to progress in the game; so much so that several U.S. states have filed lawsuits arguing the use of loot boxes and similar game play mechanics are a form of gambling. The Mobile Gaming segment has more than 2.2 billion active gamers and represented approximately 52% of the overall video game market in 2020 (Newzoo Global Games Market Report 2021) .

Intellivision has positioned itself as a family friendly casual gaming platform with a primary focus of bringing family and friends together in the same room, no matter what their skill level - a mix of simple to learn games and easy to master hardware that dramatically improves accessibility similar to what the Nintendo Wii achieved more than 15 years ago.

Current Stage and Roadmap

After three years of hard work, Intellivision is actively preparing for the launch of Intellivision Amico within the next six months. Initial focus will be on North America as well as fulfilling pre-orders globally. Manufacturing capacity will begin at a moderate pace (2,000 to 5,000 per month) but will continue to expand throughout 2022 with a significant push during the 2022 holiday season.

Product Development (Hardware)

Console hardware has been in development for over three years and is now 100% complete. Extensive accelerated life testing has been completed including durability testing, extended longevity testing, extreme environmental testing and multi-generational user testing. Broader market testing of games and general usability testing continues on an ongoing basis in the form of in-house focus group testing based out of our Salt Lake City, UT offices as well as general play testing as part of Amico Experience events held in public forums, such as at the Crayola Experience in Easton, PA and Thankgiving Point in Lehi, UT.

Primary FCC and CE testing is completed that covers both radiated emissions, materials and safety compliance requirements for the majority of the global markets we intend to enter. Final filings are actively in process.

Product Development (Software)

System firmware and gaming console operating system is 95% complete. Final testing and performance optimization is the current primary focus across our teams in Santa Ana, CA and Salt Lake City, UT prior to launch. Performance improvements and fixes will continue beyond launch and distributed seamlessly via automated live updates. Intellivision's enterprise gaming platform to support the online game shop as well as global e-commerce transactions is in its final stages of development including Intellivision's proprietary RFID technology and security platform to enable enhanced game play as well as unique merchandising experiences with embedded RFID tag technology. This platform also includes our cloud-based blockchain technology built on top of a market leading enterprise-grade public network enabling Intellivision to become what we believe to be first the video game company to offer all games as NFTs (Non-Fungible Token).

NOTE: Intellivision has not offered any NFTs as of today. Infrastructure has been put in place to offer, in the future, digital games tied to an NFT for the purpose of maintaining digital ownership rights.

Product Development (Games)

Intellivision has more than 50 games in development with approximately 15 games planned for launch, including six games to be offered as part of the standard console bundle. We continue to attract some of the biggest names in family entertainment such as Mattel, Major League Baseball, Atari, Sesame Street, Hot Wheels, Care Bears, and the Harlem Globetrotters.

Market Demand/Sales

Intellivision Amico has generated tremendous commercial demand including over $25 million in pre-orders, purchase orders and allocation requests from a number of top retailers and distributors including such companies as GameStop, Walmart, and BestBuy as well as speciality distributors allowing Intellivision to offer Amico to our military families on base exchanges. The initial pre-order sale of 2,600 units for $299 sold out in a matter of hours. Demand has continued to grow to the extent we have had to limit taking pre-orders as they have exceeded our ability to meet the demand with our initial manufacturing schedule.

Revenue Share Agreement

We are a party to a Revenue Sharing Agreement with Fig Publishing, Inc., pursuant to which FIG agreed to provide us with up to $15,000,000 in capital, and provide various marketing, sales and distribution services, in exchange for our payment to Fig of a percentage of revenue generated through the sale of the Intellivision Amico and certain games. Until such time as Fig has received a return equal to 3 times the funds advanced to us, Fig is entitled to receive 5% of revenue, less certain expenses, generated from the sale of the Amico through a third party sales channel or distributor, such as Amazon, Walmart and Gamestop ("**Indirect System Revenue**") 15% of revenue generated from the direct sale of the Intellivision Amico through other channels ("**Direct System Revenue**"), and 25% of all revenue derived from game sales ("**Game Revenue**"). During the 12 month period commencing after Fig has received an amount equal to three times the capital it has provided us, Fig is entitled to 10% of Direct System Revenue and 20% of Game Revenue, and during the 12 month period thereafter, 5% of Direct System Revenue and 15% of Game Revenue.

Game Development/Testing

Intellivision has been conducting play testing of its soon to be launched games for several months, both internally and in a public setting kicked off by an event at the National Videogame Museum in Frisco, TX. Based on the success of these events, Intellivision has announced an Amico Experience Roadshow with events scheduled throughout the U.S.

National Videogame Museum Event, Frisco, TX

https://youtu.be/2MWKTeUhvNE

Crayola Experience Event, Easton, PA

https://youtu.be/DuYCGZ0F_LU

Thanksgiving Point Event, Lehi, UT

https://youtu.be/Z0s9PgoxkM8

Amico Experience Roadshow Announcement

https://intellivision.com/press-releases/intellivision-entertainment-announces-amico-roadshow-and-tour

The Team

Officers and Directors

Name: Tommy Tallarico

Tommy Tallarico's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder/President/Chief Creative Officer
  Dates of Service: July 18, 2018 - Present
  Responsibilities: Provides creative direction for the company with particular focus on game development and user experience. 2020 Compensation: Monetary - $81,000/annually, Equity - 514,650 stock options, 0 warrants. 2021 Compensation: Monetary - $96,000/annually, 2021 equity compensation will not be determined until Q1 2022.

- **Position:** Director
  Dates of Service: July 18, 2018 - Present
  Responsibilities: Voting member of the board of directors. 2020 Compensation: Monetary - $0, Equity - 0 stock options, 0 warrants. 2021 Compensation: Monetary - $0, Equity - 0 stock options, 0 warrants.

Other business experience in the past three years:

- **Employer:** Tommy Tallarico Studios, Inc.
  Title: Owner and operator.
  Dates of Service: January 01, 1991 - Present
  Responsibilities: Overall management of the business as well as individual contributor as required.

Other business experience in the past three years:

- **Employer:** Mystical Stone Entertainment, LLC (Video Games Live)
  Title: Owner, operator, performer.
  Dates of Service: January 01, 2002 - Present
  Responsibilities: Overall management and individual contributor as needed.

Name: Nick Richards

Nick Richards's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director/Secretary/Treasurer
  Dates of Service: July 18, 2018 - Present
  Responsibilities: Facilitates administration of board meetings, board communications and prepares financial materials for the board. Voting member of the board of directors. 2020 Compensation: Monetary - $0, Equity - 0 stock options, 0 warrants. 2021 Compensation: Monetary - $0, Equity - 0 stock options, 0 warrants.

- **Position:** COO/CFO
  Dates of Service: July 18, 2018 - Present
  Responsibilities: Operational management with particular focus on finance, manufacturing, product management, customer service, logistics and production. 2020 Compensation: Monetary - $81,000/annually, Equity - 317,720 stock options, 0 warrants. 2021 Compensation: Monetary - $96,000/annually, 2021 equity compensation will not be determined until Q1 2022.

Other business experience in the past three years:

- **Employer:** AISS Foundation
  Title: Board Chair
  Dates of Service: November 12, 2020 - Present
  Responsibilities: Management of the board of directors as well as providing governance oversight for the non-profit business in partnership with the Managing Director.

Name: David Perry

David Perry's current primary role is with VYRL. David Perry currently services approximately .25 hours hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: July 18, 2018 - Present
  Responsibilities: Non-executive, voting member of the board of directors. 2020 Compensation: Monetary - $0, Equity - 0 stock options, 0 warrants. 2021 Compensation: Monetary - $0, Equity - 0 stock options, 0 warrants.

Other business experience in the past three years:

- **Employer:** VYRL
  Title: CEO

Dates of Service: July 01, 2018 - Present
Responsibilities: Responsible for overall direction of the company.

Name: Stephen Roney

Stephen Roney's current primary role is with Blue Sky Rangers, Inc.. Stephen Roney currently services approximately .25 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-founder/Legacy Historian/Director
  Dates of Service: July 18, 2018 - Present
  Responsibilities: Non-executive, voting member of the board of directors. 2020 Compensation: Monetary - $0, Equity - 0 stock options, 0 warrants. 2021 Compensation: Monetary - $0, Equity - 0 stock options, 0 warrants. Volunteer as Legacy Historian.

Other business experience in the past three years:

- **Employer:** Blue Sky Rangers, Inc.
  Title: President
  Dates of Service: October 01, 2018 - Present
  Responsibilities: Owner

Name: Sudesh Aggarwal

Sudesh Aggarwal's current primary role is with Giant Group of Industries. Sudesh Aggarwal currently services approximately .25 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: April 12, 2019 - Present
  Responsibilities: Non-executive, voting member of the board of directors. 2020 Compensation: Monetary - $0, Equity - 0 stock options, 0 warrants. 2021 Compensation: Monetary - $0, Equity - 0 stock options, 0 warrants.

Other business experience in the past three years:

- **Employer:** Giant Group of Industries
  Title: Chairman
  Dates of Service: January 01, 1989 - Present
  Responsibilities: Leads the board of directors and facilitates oversight of the business.

Name: Phil Adam

Phil Adam's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: October 28, 2021 - Present
  Responsibilities: Responsible for overall management reporting to the board of directors. 2020 Compensation: Monetary - $37,500/annually, Equity - 1,000 stock options, 0 warrants. 2021 Compensation: Monetary - $105,000/annually, 2021 equity compensation will not be determined until Q1 2022.

Other business experience in the past three years:

- **Employer:** Intellivision (CRO Role)
  Title: Chief Revenue Officer
  Dates of Service: June 01, 2021 - November 01, 2021
  Responsibilities: Top line revenue growth of the company, retail/distributor relationships and channel profitability.

Other business experience in the past three years:

- **Employer:** Intellivision (VP Role)
  Title: VP, Sales & Business Development
  Dates of Service: July 15, 2018 - June 01, 2021
  Responsibilities: Sales through retail/distributor channels and game development contracts.

Other business experience in the past three years:

- **Employer:** Adam Productions
  Title: CEO/Owner
  Dates of Service: December 01, 2011 - October 01, 2019
  Responsibilities: Individual consultancy.

Other business experience in the past three years:

- **Employer:** Coxa Carry
  Title: Advisor
  Dates of Service: February 01, 2017 - Present
  Responsibilities: Advisor to Swedish soft goods manufacturer.

Name: John Alvarado

John Alvarado's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Technical Officer
  Dates of Service: October 15, 2021 - Present
  Responsibilities: Responsible for all engineering aspects of the company including gaming hardware and software - firmware, game operating system and enterprise platform. 2020 Compensation: Monetary - $174,000/annually, Equity - 1,000 stock options, 0 warrants. 2021 Compensation: Monetary - $156,000/annually, 2021 equity compensation will not be determined until Q1 2022.

Other business experience in the past three years:

- **Employer:** Intellivision (Director Role)
  Title: Technical Director
  Dates of Service: December 05, 2018 - October 15, 2021
  Responsibilities: Responsible for technical aspects of the gaming software platform.

Name: Rob Johnson

Rob Johnson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Marketing Officer
  Dates of Service: November 02, 2020 - Present
  Responsibilities: Responsible for branding, promotion and positioning of the company and products. 2021 Compensation: Monetary - $152,500/annually, 2021 equity compensation will not be determined until Q1 2022.

Other business experience in the past three years:

- **Employer:** The Neutral Carbon, Inc.
  Title: CEO
  Dates of Service: July 01, 2019 - November 01, 2020
  Responsibilities: Overall management of the company.

Other business experience in the past three years:

- **Employer:** mophie
  Title: President/General Manager

Dates of Service: February 01, 2018 - June 30, 2019
Responsibilities: Overall management of the business unit.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Intellivision Entertainment, Inc. Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product(s), that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Intellivision Entertainment, Inc. Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an “accredited

investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the video game industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Common Stock in the amount of up to $5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service
It is possible that there may never be a fully operational Intellivision Amico or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the commercialization stage and have only manufactured a limited number of prototypes, developer units and pre-production units of the Intellivision Amico. Delays or cost overruns in the development of our Intellivision Amico gaming console and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and granting the company's CEO a voting proxy to your shares, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not

uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our pre-orders demonstrate. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Intellivision Entertainment, Inc. business was originally formed on July 19th, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Intellivision Entertainment, Inc. business has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sub-licenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sub-licenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FCC (Federal Communications Commission), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-enabled business, we may be vulnerable to hackers who may access the data of our customers and other proprietary information on our platform. Further, any significant disruption in service on the Intellivision gaming platform could reduce the attractiveness of the platform and result in a loss of customers and new customers' interest in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on the Intellivision gaming platform could harm our reputation and materially negatively impact our financial condition and business.

Our insurance coverage may not adequately protect us against losses
Our liability, casualty, and other insurance policies will be subject to customary limits on and exclusions from coverage. Certain types of losses (such as from wars or terrorist acts) are not insured because they are either uninsurable or not economically insurable, and punitive damages are not covered by insurance. Accordingly, an uninsured loss or a loss in excess of insured limits could have a material adverse effect on our financial condition.

Our international operations will be subject to trade and anti-corruption laws and regulations
Due to the expected international scope of sales of our products once developed, we will be subject to a complex system of import- and export-related laws and regulations, including U.S. regulations issued by the Bureau of Industry and Security and the Office of Foreign Assets Control, as well as the counterparts of these agencies in other countries. Any alleged or actual violations of these U.S. and foreign regulations may subject us to government scrutiny, investigation and civil and criminal penalties, and may limit our ability to import or export our products or to provide services outside the United States. We cannot predict the nature, scope or effect of future regulatory requirements to which our operations might be subject or the manner in which existing laws might be administered or interpreted. In addition, the U.S. Foreign Corrupt Practices Act and similar foreign anti-corruption laws

generally prohibit companies and their intermediaries from making improper payments or providing anything of value to improperly influence foreign government officials for the purpose of obtaining or retaining business, or obtaining an unfair advantage. Recent years have seen a substantial increase in the global enforcement of anti-corruption laws. If we are determined to be in violation of these laws, rules and business practices, it may result in severe criminal or civil sanctions for us or our distributors, could disrupt our business, and could result in an adverse effect on our reputation, business and results of operations or financial condition.

Federal State and local employment-related laws and regulations could increase our cost of doing business and subject us to significant back pay awards, fines and lawsuits
Our operations are subject to a variety of federal, state and local employment-related laws and regulations, including, but not limited to, the U.S. Fair Labor Standards Act, which governs such matters as minimum wages, the Family Medical Leave Act, overtime pay, compensable time, recordkeeping and other working conditions, Title VII of the Civil Rights Act, the Employee Retirement Income Security Act, the Americans with Disabilities Act, the National Labor Relations Act, regulations of the Equal Employment Opportunity Commission, regulations of the Office of Civil Rights, regulations of the Department of Labor (DOL), regulations of state attorneys general, federal and state wage and hour laws, and a variety of similar laws enacted by the federal and state governments that govern these and other employment-related matters. Because labor represents such a large portion of our operating costs, compliance with these evolving federal and state laws and regulations could substantially increase our cost of doing business while failure to do so could subject us to significant back pay awards, fines and lawsuits. In addition, federal proposals to introduce a system of mandated health insurance and flexible work time and other similar initiatives could, if implemented, adversely affect our operations. Our failure to comply with federal and state employment-related laws and regulations could have a material adverse effect on our business, financial position, results of operations and liquidity.

If we are unable to maintain and acquire licenses to include intellectual property owned by others in our games, or to maintain or acquire the rights to publish or distribute games developed by others, we will sell fewer hit titles and our revenue, profitability and cash flows will decline. Competition for these licenses may make them more expensive and reduce our profitability
We expect many of our products to be based on or incorporate intellectual property owned by others. Competition for these licenses and rights is intense. If we are unable to acquire or maintain these licenses and rights or obtain additional licenses or rights with significant commercial value, our revenues, profitability and cash flows will decline significantly. Competition for these licenses may also drive up the advances, guarantees and royalties that we must pay to licensors and developers, which could significantly increase our costs and reduce our profitability.

Our products are subject to the threat of piracy and unauthorized copying
Entertainment software piracy is a persistent problem in our industry. The growth in peer-to-peer networks and other channels to download pirated copies of our products,

the increasing availability of broadband access to the Internet and the proliferation of technology designed to circumvent the protection measures used with our products all have contributed to an expansion in piracy. Though we take technical steps to make the unauthorized copying of our products more difficult, these efforts may not be successful in controlling the piracy of our products. While legal protections exist to combat piracy, preventing and curbing infringement through enforcement of our intellectual property rights may be difficult, costly and time-consuming, particularly in countries where laws are less protective of intellectual property rights. Further, the scope of the legal protection of copyright prohibitions against the circumvention of technological protection measures to protect copyrighted works are often under scrutiny by courts and governing bodies. The repeal or weakening of laws intended to combat piracy, protect intellectual property and prohibit the circumvention of technological protection measures could make it more difficult for us to adequately protect against piracy. These factors could have a negative effect on our growth and profitability in the future.

If our products contain undetected defects or errors or do not operate as expected, we could incur significant unexpected expenses, experience product returns and lost sales, suffer damage to our brand and reputation and be subject to product liability or other claims and product recalls

Our products are complex and may contain undetected defects, errors or failures, particularly when first introduced or when new products are released. Some errors and defects may be discovered only after a product has been purchased and used by the end-customer. To the extent our products incorporate technologies of third parties, we will be dependent on the reliability of these technologies. If our products contain undetected defects or errors or do not operate as expected, we could experience decreased sales and increased product returns, loss of customers and market share and increased service, warranty and insurance costs. In addition, our reputation and brand could be damaged, and we could face potential legal claims regarding our products and be subject to product recalls or corrections and other field or regulatory actions. A successful product liability or other claim or product recall could result in negative publicity and further harm our reputation, result in unexpected expenses and materially adversely impact our business, financial condition and results of operations. We could expend significant funds during any litigation proceeding brought against us. Further, if a court were to require us to pay damages to a plaintiff or if we agree to pay damages in settlement of a claim, the amount of such damages could materially adversely affect our business, financial condition and results of operations.

Manufacturing risks, shortages and inefficiencies may adversely affect our ability to produce products

We must manufacture or engage third parties to manufacture our products in sufficient quantities and on a timely basis, while maintaining product quality and acceptable manufacturing costs. In determining the required quantities of our products and the manufacturing schedule, we must make significant judgments and estimates based on historical experience, inventory levels, current market trends and other related factors. Because of the inherent nature of estimates, there could be significant differences between our estimates and the actual amounts of products we require. We do not have long-term committed agreements with our suppliers and have not arranged for alternate suppliers. It may be difficult to find alternate suppliers in a timely manner and on terms acceptable to us. Additionally, the availability of some components of our console platform may be limited as only a few outside vendors produce them. In the event that we become subject to a shortage of components or raw materials, our business, financial condition and results of operations could be materially adversely affected.

Dispute of pre-payments for electronic components at risk of partial or complete loss
Intellivision paid $1.35M in pre-payments for electronic components to Ark Electronics USA. Due to a contract dispute the disposition of those funds are potentially at risk and may not be recoverable as cash or components that have already been purchased on the behalf of Intellivision.

Dispute of pre-payment for electronic components at risk of partial or complete loss
Intellivision paid $1.35M in pre-payments for electronic components to Ark Electronics USA. Due to a contract dispute the disposition of those funds are potentially at risk and may not be recoverable as cash or components that may have already been purchased on the behalf of Intellivision.

Our auditor has issued a "going concern" opinion on our financial statements, which means that the auditor is not sure if we will be able to succeed as a business without additional financing.
To date, we have generated no revenues from our principal operations. We have sustained losses since inception. Because losses will continue until such time that we can generate significant revenue, and because we have no committed source of financing, we will rely on financing to support our operations. These factors, among others, raise substantial doubt about our ability to continue as a going concern within one year after the date that the financial statements are issued.

We may not be able to gain market acceptance for the Intellivision Amico. In addition, if we do not deliver high-quality games in a timely manner, our business may be negatively impacted.
We have significant competitors in the PC gaming, console gaming and mobile gaming markets, and we may not be able to gain a meaning market share of the game console market. The Intellivision Amico and the games we develop may not be well-received by consumers, even if well-reviewed and of high quality. In addition, consumer preferences for games are usually cyclical and difficult to predict, and even the most successful content remains popular for only limited periods of time, unless refreshed with new content or otherwise enhanced. In addition, delays in the release of the Intellivision Amico or our game content, or disruptions following their commercial releases, could have a material adverse effect on our revenues and could cause our results of operations to be materially different from expectations.

If we are unable to sustain traditional pricing levels for our game, our business may be negatively impacted.

If we are unable to sustain traditional pricing levels for Intellivision Amico and the games we develop, whether due to competitive pressure, because retailers or other third parties elect to price these products at a lower price, or otherwise, it could have a negative impact on us. Further, our decisions around the development of the Intellivision Amico and the games we develop are grounded in assumptions about eventual pricing levels. If there is price compression in the market, it could have a negative impact on us.

We rely on business partners in many areas of our business and our business may be harmed if they are unable to honor their obligations to us or their actions may put us at risk.

We rely on various business partners, including third-party service providers, vendors, distributors, licensing partners, and development partners, among others, in many areas of our business. The actions of our business partners may put our business and our reputation at risk. In many cases, these third parties will be given access to sensitive and proprietary information in order to provide services and support to our team. These third parties may misappropriate our information and engage in unauthorized use of it. The failure of these third parties to provide adequate services and technologies, could result in a disruption to our business operations. Further, disruptions in the financial markets and economic downturns may adversely affect our business partners and they may not be able to continue honoring their obligations to us. Alternative arrangements and services may not be available to us on commercially reasonable terms or we may experience business interruptions upon a transition to an alternative partner or vendor. If we lose one or more significant business partners, our business could be harmed.

Our products are subject to the threat of piracy and unauthorized copying

Entertainment software piracy is a persistent problem in our industry. The growth in peer-to-peer networks and other channels to download pirated copies of our products, the increasing availability of broadband access to the Internet and the proliferation of technology designed to circumvent the protection measures used with our products all have contributed to an expansion in piracy. Though we take technical steps to make the unauthorized copying of our products more difficult, these efforts may not be successful in controlling the piracy of our products. While legal protections exist to combat piracy, preventing and curbing infringement through enforcement of our intellectual property rights may be difficult, costly and time-consuming, particularly in countries where laws are less protective of intellectual property rights. Further, the scope of the legal protection of copyright prohibitions against the circumvention of technological protection measures to protect copyrighted works are often under scrutiny by courts and governing bodies. The repeal or weakening of laws intended to combat piracy, protect intellectual property and prohibit the circumvention of technological protection measures could make it more difficult for us to adequately protect against piracy. These factors could have a negative effect on our growth and profitability in the future.

Our financial results depend on commercial acceptance of our console platform and products, and the development of additional products

Our future depends on the success of our Intellivision console platform and products. There are many competing products in the marketplace, available through a variety of media. If we are unable to displace gaming delivery systems currently in use, our market opportunity will be limited and we may not be able to achieve significant sales of our consoles or games.

Our business is intensely competitive and "hit" driven. If we do not deliver "hit" products and services or if consumers prefer our competitors' products or services over our own, our operating results could suffer

We compete in a variety of markets, technologies and platforms with a multitude of companies with resources that are much greater than ours, including several public companies. Competition in our industry is intense and we expect new competitors to continue to emerge in the United States and abroad. While many new products and services are regularly introduced, only a relatively small number of "hit" titles accounts for a significant portion of total revenue in our industry. We expect that driving "hit" titles will require large marketing budgets and media spend. We may not recover the investments that we make in marketing and advertising on certain products and that could harm our profitability. If products or services offered by our competitors take a larger share of consumer spending than we anticipate, it could cause revenue generated from our products and services to fall below expectations. If our competitors develop and market more successful products or services, offer competitive products or services at lower price points or based on payment models perceived as offering a better value proposition (such as pay-for-play or subscription-based models), or if we do not continue to develop consistently high-quality and well-received products and services, our revenue, margins, and profitability will decline.

We have limited experience pricing and marketing our products and we may not be able to appropriately adjust our pricing and marketing efforts in response to changes in the market

We have limited experience marketing and pricing our products. As such, we cannot assure you that our expectations as to pricing and marketing of these products are appropriate. If we are unable to appropriately adjust our pricing and marketing efforts in response to changes in the console and gaming environment, we may lose market share and revenue by pricing our products too high or lose potential revenue by pricing our products lower than required to maintain or grow our market share.

If we do not consistently meet our product development schedules, our operating results will be adversely affected

Our business is expected to be highly seasonal, with highest levels of consumer demand occurring in the December quarter. If we miss key selling periods for any reason, including product delays or delayed introduction of a new platform for which we have developed products, our sales will suffer disproportionately. Our ability to meet product development schedules is affected by a number of factors, including the creative processes involved, the coordination of dispersed development teams, and the need to fine tune our products prior to their release. It is common to experience development delays for products such as ours, which may cause us to push back expected or announced release dates. Any failure to meet anticipated production or release schedules would likely result in a delay of revenue and/or possibly a significant shortfall in our revenue, increase our development expense, harm our profitability, and cause our operating results to be materially different than anticipated.

If our marketing and advertising efforts fail to resonate with our customers, our business and operating results could be adversely affected

Our products will be marketed worldwide through a diverse spectrum of advertising and promotional programs such as television and online advertising, print advertising, retail merchandising, website development and event sponsorship. Our ability to sell our products and services is dependent in part upon the success of these programs. If the marketing for our products and services fail to resonate with our customers, particularly during the critical holiday season or during other key selling periods, or if advertising rates or other media placement costs increase, these factors could have a material adverse impact on our business and operating results.

If we are unable to maintain and acquire licenses to include intellectual property owned by others in our games, or to maintain or acquire the rights to publish or distribute games developed by others, we will sell fewer hit titles and our revenue, profitability and cash flows will decline. Competition for these licenses may make them more expensive and reduce our profitability

We expect many of our products to be based on or incorporate intellectual property owned by others. Competition for these licenses and rights is intense. If we are unable to acquire or maintain these licenses and rights or obtain additional licenses or rights with significant commercial value, our revenues, profitability and cash flows will decline significantly. Competition for these licenses may also drive up the advances, guarantees and royalties that we must pay to licensors and developers, which could significantly increase our costs and reduce our profitability.

Our business is subject to risks generally associated with the entertainment industry, any of which could significantly harm our operating results

Our business is subject to risks that are generally associated with the entertainment industry, many of which are beyond our control. These risks could negatively impact our operating results and include: the popularity, price and timing of our names and the platforms on which they are played; economic conditions that adversely affect discretionary consumer spending; changes in consumer demographics; the availability and popularity of other forms of entertainment; and critical reviews and public tastes and preferences, which may change rapidly and cannot necessarily be predicted.

We are subject to litigation, which, if adversely determined, could cause us to incur substantial losses

We may incur significant liabilities in conjunction with legal actions and disputes, including as a result of damages, fines and penalties that may be assessed against us, as well as a result of the sometimes significant commitments of financial and management resources that are often required to defend against such legal actions. Some of these actions and disputes may not be covered under our insurance policies or our insurance carriers may seek to deny coverage. As a result, we might be required to incur significant legal fees, which may have a material adverse impact on our financial position. In addition, because we cannot predict the outcome of any action, it is possible that we will be subject to adverse judgments or settlements that could significantly reduce our earnings or result in losses. The incurrence of such liabilities and related commitments of resources could materially and adversely affect our business, financial condition and results of operations.

The global outbreak of the COVID-19 virus is adversely impacting, and will continue to adversely impact, our business and may adversely impact our liquidity.

The global outbreak of the coronavirus (COVID-19) has had and will continue to have an adverse impact on our business as well as on the business environment and the markets in which we operate. This global health crisis has also had a significant adverse effect on overall economic conditions and may continue to negatively impact the overall economy for among other reasons, due to changes in consumer behavior and confidence, health concerns and supply chain issues. The situation remains dynamic and subject to rapid and possibly significant change, and accordingly the full extent of the magnitude and duration of the negative impact to our business from the COVID-19 pandemic cannot be predicted with certainty. Our business depends on a number of third parties including vendors, landlords, lenders, marketing partners, third-party technology providers and suppliers. The COVID-19 outbreak may have a material adverse impact on these parties and their ability to meet their obligations to us. Any such failure by our third-party partners could negatively impact our ability to provide our products to customers. Supply chain issues could adversely impact our product sales, and we cannot predict how long supply shortages will continue. If a significant percentage of our workforce, or the workforces of our suppliers and other third-party partners, is unable to work, whether because of illness, quarantine, limitations on travel or other government restrictions in connection with COVID-19, our operations may be negatively impacted. The widespread health crisis also could adversely affect the economy and financial markets, resulting in an economic downturn that could affect consumer demand for our products and services. Our customer purchasing patterns can be influenced by economic factors. The precise impact, and extent thereof, on our business from the disruption of financial markets and the weakening of overall economic conditions cannot be predicted with certainty. Prolonged unfavorable economic conditions, including as a result of COVID-19, and any resulting recession or slowed economic growth, may have an adverse effect on our financial condition and results of operations.

Manufacturing risks, shortages and inefficiencies may adversely affect our ability to produce products

We must manufacture or engage third parties to manufacture our products in sufficient quantities and on a timely basis, while maintaining product quality and acceptable manufacturing costs. In determining the required quantities of our products and the manufacturing schedule, we must make significant judgments and estimates based on historical experience, inventory levels, current market trends and other related factors. Because of the inherent nature of estimates, there could be significant differences between our estimates and the actual amounts of products we require. We do not have long-term committed agreements with our suppliers and have not arranged for alternate suppliers. It may be difficult to find alternate suppliers in a timely manner and on terms acceptable to us. Additionally, the availability of some components of our console platform may be limited as only a few outside vendors produce them. In the event that we become subject to a shortage of components or raw materials, our business, financial condition and results of operations could be materially adversely affected.

Our international operations will be subject to trade and anti-corruption laws and regulations

Due to the expected international scope of sales of our products, we will be subject to a complex system of import- and export-related laws and regulations, including U.S. regulations issued by the Bureau of Industry and Security and the Office of Foreign Assets Control, as well as the counterparts of these agencies in other countries. Any alleged or actual violations of these U.S. and foreign regulations may subject us to government scrutiny, investigation and civil and criminal penalties, and may limit our ability to import or export our products or to provide services outside the United States. We cannot predict the nature, scope or effect of future regulatory requirements to which our operations might be subject or the manner in which existing laws might be administered or interpreted. In addition, the U.S. Foreign Corrupt Practices Act and similar foreign anti-corruption laws generally prohibit companies and their intermediaries from making improper payments or providing anything of value to improperly influence foreign government officials for the purpose of obtaining or retaining business, or obtaining an unfair advantage. Recent years have seen a substantial increase in the global enforcement of anti-corruption laws. If we are determined to be in violation of these laws, rules and business practices, it may result in severe criminal or civil sanctions for us or our distributors, could disrupt our business, and could result in an adverse effect on our reputation, business and results of operations or financial condition.

If government regulations relating to our business change, we may need to alter the manner in which we conduct business, or incur greater operating expenses.

The existence, adoption or modification of laws or regulations relating to incubators or other areas of our business could limit or otherwise adversely affect the manner in which we conduct our business. Compliance with new regulations or legislation or new interpretations of existing regulations or legislation, could cause us to incur additional expenses or alter our business model.

We may be unable to pay dividends.

We do not expect to achieve profitability or pay dividends in the near future. In addition, we cannot assure that we will ever pay dividends.

We have significant debt and may not be able to generate sufficient cash to service all of our debt and satisfy our other liquidity requirements.

We have an aggregate of $3,124,669 in outstanding loans from our board members, of which $803,753 bear interest at 10% per annum, and which have no specified maturity date, and an aggregate of $1,614,000 in outstanding Subordinated Convertible Promissory Notes bearing interest at a rate of 5% per annum which mature between December 2022 and December 2024. We are also negotiating credit lines which may be secured by our assets. Our ability to make scheduled payments on or to refinance our debt obligations and to fund our planned capital expenditures and other ongoing liquidity needs depends on our future performance, which may be affected by financial, business, economic, demographic and other factors. We expect to pay the principal and interest due under the promissory notes and any future credit lines, from a combination of our cash flows provided by operating activities and by opportunistically using other means to repay or refinance our obligations as we determine appropriate. There can be no assurance that we will maintain a level of cash flows provided by operating activities in an amount sufficient to permit us to pay the principal and interest on all of our outstanding debt or to comply with any future financial covenants that may be required by future lenders. If our cash flows and capital resources are insufficient to fund our debt service obligations or we are unable to maintain compliance with the financial covenants in any future loan agreements, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure or refinance our indebtedness. Our ability, if any, to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt, if available on acceptable terms or at all, could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. The terms of existing or future debt instruments may restrict us from adopting some of these alternatives. In addition, any deterioration in our performance may result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness or our ability to refinance our debt obligations on favorable terms or at all.

Our business is subject to currency fluctuations.
We expect to sell the Intellivision Amico and the games we develop internationally. We, therefore, will be exposed to the effects of fluctuations in foreign currency exchange rates.

Terms of subsequent financings may, adversely impact your investment.
Even if we are successful in this offering, we may need to engage in common equity, debt, or preferred stock financings in the future. We intend to launch a Regulation D Offering under the same terms as this offering, to raise an additional $5,000,000 through the sale of common stock. We are also in discussions with various institutional investors. As a result of such financings, your rights and the value of your investment in the Shares could be reduced. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designations, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Shares. In addition, if we need to raise more equity capital from the sale of equity securities, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment.

The amount raised in this offering may include investments from company insiders or immediate family members.

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Tommy Tallarico	7,500,000	Common Stock	28.8
Stephen Roney	6,000,000	Common Stock	23.0

The Company's Securities

The Company has authorized Common Stock, Preferred Stock, Subordinated Convertible Notes, Convertible Board Loan Notes, and Bridge Loan Notes - Traunch 2. As part of the Regulation Crowdfunding raise, the Company will be offering up to 6,944,444 of Common Stock.

Common Stock

The amount of security authorized is 50,000,000 with a total of 41,755,035 outstanding.

Voting Rights

The Common class of stock has a one vote per share voting right. See Voting Rights of Securities Sold in this Offering for additional information.

Material Rights

The total amount outstanding includes 5,654,311 of shares to be issued pursuant to outstanding warrants.

The total amount outstanding includes 2,445,187 of shares to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding includes 8,034,813 of shares to be issued pursuant to stock options issued.

Voting Rights of Securities Sold in this Offering

<u>Voting Proxy</u>. Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in

the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Transfer Restrictions

Certain holders of common stock have restrictions on the transfer of such stock. These restrictions do not apply to investors who purchase shares through the StartEngine offering.

Dividends

The Board, subject to any restrictions contained in the certificate of incorporation or applicable law, may declare and pay dividends upon the shares of the Company's capital stock. Dividends may be paid in cash, in property, or in shares of the Company's capital stock, subject to the provisions of the certificate of incorporation.

Preferred Stock

The amount of security authorized is 10,000,000 with a total of 0 outstanding.

Voting Rights

To be determined.

Material Rights

Material Rights of Preferred Stock to be determined.

Dividends

The Board, subject to any restrictions contained in the certificate of incorporation or applicable law, may declare and pay dividends upon the shares of the Company's capital stock. Dividends may be paid in cash, in property, or in shares of the Company's capital stock, subject to the provisions of the certificate of incorporation.

Subordinated Convertible Notes

The security will convert into Common stock and the terms of the Subordinated Convertible Notes are outlined below:

Amount outstanding: $1,614,000.00

Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: None
Conversion Trigger:

Material Rights

If prior to the maturity date (Maturity Dates range from December 2022 to November 2024), the Company completes a private placement of common stock in the minimum amount of $6,000,000 or more, the Subordinated Convertible Notes shall automatically convert into common stock at a valuation equal to the lesser of $37,000,000, and a 20% discount to the valuation in such financing. If prior to the closing of such financing and prior to the maturity date, the Company engages in a merger, acquisition or the sale of substantially all of its assets, the Company shall, upon consummation thereof, repay the Notes. Upon the maturity date or a default, the holder may, at its option, convert the Note into common stock at a $37 million valuation or receive a repayment of all outstanding principal and accrued and unpaid Interest.

Convertible Board Loan Notes

The security will convert into and the terms of the Convertible Board Loan Notes are outlined below:

Amount outstanding: $1,217,658.00
Interest Rate: 10.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger:

Material Rights

Between November 2019 and August 2021, various members of the Board of Directors of the Company, loaned the Company an aggregate of $1,217,658, in exchange for the Company's agreement to repay the loans and the issuance various warrants to purchase common stock. The loans have no maturity date. Interest accrued at a monthly rate of 1.5% for the first month, 2% for the second month and 2.5% for each month thereafter until January 1, 2021, when the interest rate on the loan balances was reduced to 10% per annum. The Company has paid down the balance of some of the loans, and as of December 31, 2021, the aggregate outstanding principal amount due under all outstanding loans was $803,753, and the aggregate amount of accrued and unpaid interest was $1,110,916. At the option of the lender, and until December 31, 2023, each $1.00 outstanding under their loan is convertible into a warrant to purchase two shares of common stock having an exercise price of $0.28 per share.

Bridge Loan Notes - Traunch 2

The security will convert into and the terms of the Bridge Loan Notes - Traunch 2 are outlined below:

Amount outstanding: $400,000.00
Interest Rate: %
Discount Rate: %
Valuation Cap: None
Conversion Trigger:

Material Rights

In August 2021, two members of the Board of Directors of the Company, loaned the Company an aggregate of $400,000 in exchange for the Company's agreement to repay the loans and the issuance of various warrants to purchase common stock. The loans have no maturity date and no interest is accruing under the loans. As of December 31, 2021, there was an aggregate of $400,000 outstanding under such loans.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in Intellivision could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $411,000.00
  Number of Securities Sold: 1,081,579
  Use of proceeds: Product development and operations.
  Date: March 27, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $2,040,961.00
  Number of Securities Sold: 7,289,145
  Use of proceeds: Product development and operations
  Date: May 29, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $300,000.00
  Number of Securities Sold: 13,500,000
  Use of proceeds: Product development and operations
  Date: July 18, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $300,000.00
  Number of Securities Sold: 3,750,000
  Use of proceeds: Product development and operations.
  Date: January 01, 2019

Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $1,614,000.00
  Use of proceeds: Product development and operations
  Date: November 03, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note (2)
  Final amount sold: $400,000.00
  Use of proceeds: Product development and Operations
  Date: August 21, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** 1,600,000 Common Stock Warrants issued in connection with Convertible Note (2) above
  Final amount sold: $0.00
  Use of proceeds: Product development and Operations
  Date: August 02, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note (3)
  Final amount sold: $1,217,658.00
  Use of proceeds: Product development and Operations
  Date: August 01, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** 3,606,812 Common Stock Warrants issued in connection with Convertible Note (3) above
  Final amount sold: $0.00
  Use of proceeds: Product development and Operations
  Date: August 01, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering

Memorandum.

Results of Operations

How long can the business operate without revenue:

Based on current fundraising strategies, it is estimated that the company can operate until July 2022 without generating any revenue.

Foreseeable major expenses based on projections:

As a technology company the largest ongoing expense is labor. Post launch, no signficant changes are expected to the core engineering teams. It is estimated that the company will release at least 26 new games per year. This will be a significant expense paid mostly to third-party game developers. To enable growth, cash needs will be significant to support ongoing manufacturing of hardware products as well as online systems to support the delivery and monetary transaction of game purchases.

Future operational challenges:

With the current disruptions in global logistics and shortages in global electronic component supply, manufacturing of the Intellivision Amico family gaming console could be both a challenge in time to market as well as gross margin.

With a large number of games to be released every year, the ability to establish working relationships with top quality third-party game developers as well as both the supporting infrastructure and supporting human resources to deliver games at the level that is expected by the company could be a future operational challenge.

Future challenges related to capital resources:

Developing gaming hardware and video games, by its nature, is an expensive proposition. To be successfull and continue to grow the business, significant capital resources will be required. A significant portion of the capital requirements are related to the manfacture of the video game console itself - the lead time to acquire electronic components, time to manfacture, in-transit shipping times as well as payment terms of third-party retailers all contribute to the cash needs of the company. Obtaining the necessary capital resources to support the growth of the company could be a future capital resource challenge.

Future milestones and events:

Critical to the success of the company is a successful launch and acceptance of the product(s) in the target markets. More so than the size of the launch is the coordination of the launch, the quality of the product(s) put into the market and level of customer support provided to customers. This milestone cannot be undermined by the pressures of launching before these core deliverables can be confidently achieved. Post initial launch, it is critical that a measured growth strategy is executed upon that takes into account margin improvement over time as well as high quality games that resonate with the target customers of the company. This must also be balances with the marketing funds available and a highly efficient cost of customer acquisition.

In addition, critical to the growth strategy, is taking on new retailers with a measured approach to ensure that both the retailer and the company are meeting the expected margin goals as well as the expected growth goals. This must include a discipline to not bring on new retailers too quickly without the necessary marketing and operational support to ensure joint success.

Ensuring these two core milestones are achieved will contribute significantly to the financial succcess of the company.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Currently the company has approximately $1.9 million in cash on hand and cash pre-payments of components. We are also negotiating a $1.5M standby line of credit for manufacturing with a current $0 balance and a working capital line of credit offered jointly by the board of directors with a current balance of $2.24M as of October 31, 2021. In addition, a floating line of credit for console hardware components with strategic manufacturing partners of $5M structured as part of a pending manufacturing contract.

Finally, as part of an exclusive strategic distribution partnership in the U.S. and Mexico, a distributor has agreed to pay us 25% in advance for all future orders.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Currently the company has multiple active fundraising initiatives, the StartEngine CF offering being just one. We currently intend to engage in a Regulation D offering to accredited investors of up to $5,000,000 in common stock at the same share priace as this offering we are also in discussions with venture capital firms of which we have already raised over $1.6M. In addition, we are in discussions with strategic distribution partner to receive pre-payments on product in the range of $1M to $4M.

The total target raise for this round is $5M. The Company reserves the right to make adjustments to this target but expects to close the round once the goal is achieved independent of the source or sources of the funds. For example, if the majority of the funds are received from venture capital, funds from the StartEngine CF offering will be limited short of the $5M max.

Are the funds from this campaign necessary to the viability of the company? (Of the

total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Funds from the StartEngine CF offering are required only in the context of other funds raised and the timing of those funds. Intellivision is currently in talks with venture capital firms that have significant investments in the gaming and related industries with available funds to invest the entire $10M targeted for the round. Accepting these funds may make the most sense for the company. At a minimum, Intellivision intends to accept $500K from the StartEngine CF offering. If fundraising from other sources falls short of the $10M, the company will become more dependent on the funds raised through the StartEngine CF offering. To execute on the current business plan the Company is expecting to close the full $10M for the round.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The minimum amount for the StartEngine CF offering is $10K. Limiting the offering to this amount would most likely only be in the case of raising funds through other sources. If no other sources of capital are raised and if only the minimum is raised as part of the CF offering the company would only have operating cash for one to two months.

How long will you be able to operate the company if you raise your maximum funding goal?

The maximum amount for the StartEngine CF offering is $5M. Again, even with the maximum raised through StartEngine it is expected that the company would raise an additional $5M of which $1.6M has already been raised. In this case, the funds raised through StartEngine would fund the company for approximately 7 to 9 months.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

As mentioned previously, as part of the $5M maximum limit of this StartEngine CF offering, the company is raising a total of $10M to close out its Series A round of investment. This CF offering could provide as little as $10K or as much $5M to towards this goal depending on the timing and priority of funding from other sources.

The Company is in active discussions with financing companies to supply up to $100M as a line of credit for manufacturing of hardware. In addition, our manufacturing and electronic distributor strategic partners have made commitments to expand our current credit line as we show progress in our ability to execute on our business plan.

As growth is maintained, it is expected that the company will open up a Series B round of approximately $25M to $35M of debt and/or equity.

Indebtedness

- **Creditor:** Various Investors - Convertible Notes
  Amount Owed: $1,614,000.00
  Interest Rate: 5.0%
  The Convertible Notes were issued between December 2019 and October 2021 and mature between December 2022 and October 2024. If prior to the maturity date of any Convertible Note, the Company completes a private placement of common stock in the minimum amount of $6,000,000 or more, the any outstanding notes automatically convert into common stock at a valuation equal to the lesser of $37,000,000, and a 20% discount to the valuation in such financing. If prior to the closing of such financing round and prior to the maturity date, the Company engages in a merger, acquisition or the sale of substantially all of its assets, the Company shall, upon consummation thereof, repay the any outstanding Convertible Notes. Upon the maturity date or a default, a holder may, at its option, convert the Convertible Note into common stock at a $37 million valuation or receive a repayment of all remaining principal and accrued and unpaid Interest.

- **Creditor:** Various Board Members – Board Loan Program 1
  Amount Owed: $1,914,669.00
  Interest Rate: 10.0%
  Between November 2019 and August 2021, five board members loaned the Company an aggregate of $1,217,658. There is no maturity date for the loans. Certain amounts have been repaid to certain of the board members. At the option of the lender, and until December 31, 2023, each $1.00 outstanding under their loan is convertible into a warrant to purchase two shares of common stock having an exercise price of $0.28 per share.

- **Creditor:** Two Board Members – Board Loan Program 2
  Amount Owed: $400,000.00
  Interest Rate: 0.0%
  In August 2021, two members of the Board of Directors of the Company, loaned the Company an aggregate of $400,000 in exchange for the Company's agreement to repay the loans and the issuance various warrants. There is no maturity date and no interest is accruing under the loans. As of December 31, 2021, there was an aggregate of $400,000 outstanding under such loans.

- **Creditor:** Sudesh Aggarawal – Manufacturing Loan
  Amount Owed: $810,000.00
  Interest Rate: 0.0%
  In August 2021, Sudesh Aggarawal loaned the Company $675,000 in exchange

for the Company's agreement to repay the principal amount plus $202,500 in loan fees and costs. No interest is accruing on the loan. The Company agreed to pay the fees and costs on or before December 31, 2021, and to pay $100, for each Intellivision Amico sold by the Company, until the balance of $675,000 is paid in full. As of December 31, 2021, there was $675,000 outstanding under the loan.

- **Creditor:** PPP Loan
  Amount Owed: $202,645.00
  Interest Rate: 0.0%
  An application for forgiveness of this loan has been submitted.

Related Party Transactions

- **Name of Entity:** Paula Naomi Kamiya
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: Seed round investor in the amount of $50,400.
  Material Terms: Seed round investor in the amount of $50,400 with no other special interests.

- **Name of Entity:** Blue Sky Rangers, Inc.
  Names of 20% owners: Stephen Roney
  Relationship to Company: Prior holder of Intellivision intellectual property.
  Nature / amount of interest in the transaction: Prior holder of Intellivision intellectual property.
  Material Terms: Intellivision Entertainment, LLC (founding entity) purchased existing Intellivision trademarks and game rights acquired by Blue Sky Rangers, Inc. for the sum of $150,000. Blue Sky Rangers, Inc. is 100% owned by Stephen Roney, a member of the board of directors of Intellivision Entertainment, Inc.

- **Name of Entity:** Intellivision Entertainment Europe GmbH
  Names of 20% owners: Intellivision Holdings, LLC
  Relationship to Company: Game development partner and distributor
  Nature / amount of interest in the transaction: Intellivision Entertainment Europe GmbH was set up to take advantage of economic stimulus programs offered by the German government for video game development.
  Material Terms: Participation in the government sponsored stimulus program required that funds must stay in Germany and be awarded to Germany based game developers. Intellivision Entertainment, Inc. has contracted through Intellivision Entertainment Europe GmbH contract game development services from 12 video game development studios to develop 14 different games for the Intellivision Amico. The majority of these games were funded in whole through the stimulus program. All development is contracted as work for hire and Intellivision Entertainment, Inc. maintains all rights to the games in development. Additionally, this entity was set up to serve as a passthrough

distributor under license from Intellivision Entertainment, Inc. to serve the European market. Intellivision Entertainment Europe GmbH holds no material assets and has no rights to any Intellivision Entertainment, Inc. intellectual property.

- **Name of Entity:** Tommy Tailarico
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Cash loan to the business.
  Material Terms: Between November 2019 and August 2021, Mr. Tailarico loaned the Company an aggregate of $402,650, in exchange for the Company's agreement to repay the loans, and the issuance of warrants to purchase an aggregate of 733,749 shares of common stock of the Company having an exercise price of $0.28 per share. The loans have no maturity date. Interest accrued at a monthly rate of 1.5% for the first month, 2% for the second month and 2.5% for each month thereafter until January 1, 2021, when the interest rate on the loan balance was reduced to 10% per annum. Between December 2020 and January 2021, the Company paid Mr. Tailarico an aggregate of $283,905 to reduce the amount outstanding under the loan, and as of December 31, 2021, the aggregate outstanding principal amount due the loan was $118,745, and the aggregate amount of accrued and unpaid interest was $173,782. At the option of Mr. Tailarico, until December 31, 2023, each $1.00 outstanding under their loan is convertible into a warrant to purchase two shares of common stock having an exercise price of $0.28 per share.

- **Name of Entity:** Nicholas Paul Richards
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Cash loan to the business.
  Material Terms: Between February 2020 and July 2021, Mr. Richards loaned the Company an aggregate of $192,600 in exchange for the Company's agreement to repay the loans and the issuance of warrants to purchase an aggregate of 376,200 shares of common stock of the Company having an exercise price of $0.28 per share. The loans have no maturity date. Interest accrued at a monthly rate of 1.5% for the first month, 2% for the second month and 2.5% for each month thereafter until January 1, 2021, when the interest rate on the loan balance was reduced to 10% per annum. Between March 2021 and June 2021 the Company paid Mr. Richards an aggregate of $80,000 to reduce the amount outstanding under the loan, and as of December 31, 2021, the aggregate outstanding principal amount due the loan was $112,600, and the aggregate amount of accrued and unpaid interest was $166,744. At the option of Mr. Richards, until December 31, 2023, each $1.00 outstanding under their loan is convertible into a warrant to purchase two shares of common stock having an exercise price of $0.28 per share.

- **Name of Entity:** Design-Make-Create LLC
  Names of 20% owners: David Perry
  Relationship to Company: David Perry, who controls Design-Make-Create LLC ,

is a director of the Company
Nature / amount of interest in the transaction: Cash loan to the business.
Material Terms: Between November 2019 and October 2020, Design-Make-Create LLC, loaned the Company an aggregate of $295,600, in exchange for the Company's agreement to repay the loans and the issuance of warrants to purchase an aggregate of 433,200 shares of common stock of the Company having an exercise price of $0.28 per share. The loans have no maturity date. Interest accrued at a monthly rate of 1.5% for the first month, 2% for the second month and 2.5% for each month thereafter until January 1, 2021, when the interest rate on the loan balance was reduced to 10% per annum. As of December 31, 2021, the aggregate outstanding principal amount due the loan was $295,600, and the aggregate amount of accrued and unpaid interest was $391,006. At the option of Design-Make-Create LLC, until December 31, 2023, each $1.00 outstanding under their loan is convertible into a warrant to purchase two shares of common stock having an exercise price of $0.28 per share.

- **Name of Entity:** Stephen Roney
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Cash loan to the business.
  Material Terms: Between November 2019 and October 2020, Mr. Roney, loaned the Company an aggregate of $192,200, in exchange for the Company's agreement to repay the loans and the issuance of warrants to purchase an aggregate of 1,333,125 shares of common stock of the Company having an exercise price of $0.28 per share. The loans have no maturity date. Interest accrued at a monthly rate of 1.5% for the first month, 2% for the second month and 2.5% for each month thereafter until January 1, 2021, when the interest rate on the loan balance was reduced to 10% per annum. As of December 31, 2021, the aggregate outstanding principal amount due the loan was $192,200, and the aggregate amount of accrued and unpaid interest was $259,385. At the option of Mr. Roney, and until December 31, 2023, each $1.00 outstanding under their loan is convertible into a warrant to purchase two shares of common stock having an exercise price of $0.28 per share.

- **Name of Entity:** Giant Entertainment & Events DMCC
  Names of 20% owners: Sudesh Aaggarwal
  Relationship to Company: Sudesh Aaggarwal, a Director of the Company, controls Giant Entertainment & Events DMCC
  Nature / amount of interest in the transaction: Cash loan to the business.
  Material Terms: Between November 2019 and December 2020, Giant Entertainment & Events DMCC, loaned the Company an aggregate of $134,608, in exchange for the Company's agreement to repay the loans and the issuance of warrants to purchase an aggregate of 730,538 shares of common stock of the Company having an exercise price of $0.28 per share. The loans have no maturity date. Interest accrued at a monthly rate of 1.5% for the first month, 2% for the second month and 2.5% for each month thereafter until January 1, 2021, when the interest rate on the loan balance was reduced to 10% per annum. In

December 2020, the Company paid Giant Entertainment & Events DMCC $50,000 to reduce the amount outstanding under the loan, and as of December 31, 2021, the aggregate outstanding principal amount due the loan was $84,608, and the aggregate amount of accrued and unpaid interest was $119,999. At the option of Giant Entertainment & Events DMCC, until December 31, 2023, each $1.00 outstanding under their loan is convertible into a warrant to purchase two shares of common stock having an exercise price of $0.28 per share.

- **Name of Entity:** Nick Richards
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Cash loan to the business.
  Material Terms: Between November 2019 and June 2021, Mr. Richards, loaned the Company an aggregate of $192,600, in exchange for the Company's agreement to repay the loans and the issuance of warrants to purchase an aggregate of 433,200 shares of common stock of the Company having an exercise price of $0.28 per share. The loans have no maturity date. Interest accrued at a monthly rate of 1.5% for the first month, 2% for the second month and 2.5% for each month thereafter until January 1, 2021, when the interest rate on the loan balance was reduced to 10% per annum. Between March 2021 and June 2021, the Company paid Mr. Richards an aggregate of $80,000 to reduce the amount outstanding under the loan, and as of December 31, 2021, the aggregate outstanding principal amount due the loan was $112,600, and the aggregate amount of accrued and unpaid interest was $166,744. At the option of Mr. Richards, and until December 31, 2023, each $1.00 outstanding under their loan is convertible into a warrant to purchase two shares of common stock having an exercise price of $0.28 per share.

- **Name of Entity:** Giant Entertainment & Events DMCC
  Names of 20% owners: Sudesh Aaggarwal
  Relationship to Company: Sudesh Aaggarwal, a Director of the Company, controls Giant Entertainment & Events DMCC
  Nature / amount of interest in the transaction: Manufacturing loan to the business.
  Material Terms: In August 2021, Sudesh Aggarawal loaned the Company $675,000 in exchange for the Company's agreement to repay the principal amount plus $202,500 in loan fees and costs. No interest is accruing on this loan. The Company agreed to pay the fees and costs on or before December 31, 2021, and to pay $100, for each Intellivision Amico sold by the Company, until the balance of $675,000 is paid in full. As of December 31, 2021, the Company had paid $67,500 of the $202,500 in fees and the outstanding balance of the loan was $675,000.

- **Name of Entity:** Design-Make-Create LLC
  Names of 20% owners: David Perry
  Relationship to Company: David Perry, who controls Design-Make-Create LLC , is a director of the Company

Nature / amount of interest in the transaction: Cash loan to the business.
Material Terms: In August 2021, Mr. Roney, loaned the Company $250,000, in exchange for the Company's agreement to repay the loans and the issuance of warrants to purchase an aggregate of 1,000,000 shares of common stock of the Company having an exercise price of $0.28 per share. The loan has no maturity date and does not accrue interest. As of December 31, 2021, there was $250,000 outstanding under the loan.

- **Name of Entity:** Stephen Roney
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Cash loan to the business.
  Material Terms: In August 2021, Mr. Roney, loaned the Company $150,000, in exchange for the Company's agreement to repay the loans and the issuance of warrants to purchase an aggregate of 600,000 shares of common stock of the Company having an exercise price of $0.28 per share. The loan has no maturity date and does not accrue interest. As of December 31, 2021, there was $150,000 outstanding under the loan.

- **Name of Entity:** Giant Entertainment & Events DMCC
  Names of 20% owners: Sudesh Aaggarwal
  Relationship to Company: Sudesh Aaggarwal, a Director of the Company, controls Giant Entertainment & Events DMCC
  Nature / amount of interest in the transaction: Initial Seed Investment of $1,002,400.
  Material Terms: As part of his initial seed investment, Giant Entertainment & Events DMCC was entitled to receive warrants to purchase 447,500 shares of common stock having an exercise price of $0.14 per share, which were never issued.

Valuation

Pre-Money Valuation: $30,063,625.20

Valuation Details:

This pre-money valuation was calculated internally without a formal independent third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred stock is converted to common stock;

(ii) all outstanding options and warrants are exercised; and

(iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $1,614,000.00 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Intellivision Entertainment, Inc. set the $30,193,225 pre-money valuation based on a calculation of the terminal value of the company in 5 years with a required ROI of 15x and an anticipated dilution at 50%. Intellivision believes this valuation is conservative compared to other valuation models.

Of note is also the intrinsic value of Intellivision assets including:

As of October 31, 2021 over $9.5M in R&D investment including hardware and software development.

Intellivision retro game library that includes more than 120 games and has previously sold millions of units as retro game bundles as part of software bundles released on PC, Nintendo, XBOX and PlayStation as well as all-in-one, plug and play devices sold through top tier retailers. Bundled titles have included Astrosmash, B-17 Bomber, Bomb Squad, Buzz Bombers, Cloudy Mountain, Frog Bog, Night Stalker, Shark! Shark!, Slam Dunk: Super Pro Basketball, Snafu, Space Spartans, Star Strike, Sub Hunt, Super Pro Football, Utopia and World Championship Baseball.

Trademark rights to the storied "Intellivision" brand originally created by the toy giant, Mattel. Multiple variants include "Intellivision Together Again" and "Intellivision Amico" as well as the iconic Running Man logo. Intellivision also holds multiple video game title trademarks such as "Astrosmash", "Jungle Hunt" and "Bump N Jump".

Secured game & intellectual property licenses including Atari (top 12 games), Sesame Street, Earthworm Jim, Hot Wheels, Major League Baseball, Care Bears, Moon Patrol, Incan Gold, Evel Knievel, Blank Slate, Space Strikers, Harlem Globetrotters, Emoji Charades and many others.

Intellivision has filed an omnibus patent covering multiple aspects of its hardware and software technology including its proprietary controller disc and game balancing technology referred to in marketing materials as the "Karma Gaming Engine". System and Methods for Video Gaming Environment (Application No. 15/931353)

Of the overall video game market, projected to be over $200 billion by 2023[1], Intellivision projects an addressable market of more than $70 billion with a market penetration goal of 1% to 2%. The estimated addressable market represents not only the game console segment which represents approximately 28% ($56B)[1] of the overall market, but a significant portion of the hyper-casual game market that is represented in the mobile segment which represents more than 50% ($100B)[1] of the overall market as well as those hyper-casual gamers that have exited the market after the end of the product life cycle of the Nintendo Wii and had no comparable hyper-casual gaming console alternative.

[1]Newzoo 2021 Global Games Market Report

Use of Proceeds

If we raise the Target Offering Amount of $9,999.36 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  96.5%
  With minimal investment from CF offering, money would be invested in largest cost center - software development.

If we raise the over allotment amount of $4,999,999.68, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  18.0%
  Primary invested in marketing programs leveraging the reach of our partners both retail partners and specifically our game IP partners such as Major League Baseball and Mattel Hot Wheels.

- *Research & Development*
  32.0%
  Continued technology investment will be required in back-end cloud systems as well as further optimization of the firmware and gaming operating system. Game development is captured in a separate category (Game Development).

- *Operations*
  17.0%
  This includes customer support, finance and supporting operational roles involved in product management systems management.

- *Working Capital*
  13.0%
  Working capital for component purchasing deposit requirements in support of hardware manufacturing. Additional working capital is expected from credit lines extended by manufacturers as well as the financing of work in process/inventory.

- *Game Development*
  16.5%

Post launch, new games are expected to launch every two weeks. The game development pipeline is fairly strong with several titles already teed up for release post launch but it is imperative that continued game development is funded to finish games already in process.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than July 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.intellivision.com (www.intellivision.com/invest).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Intellivision Entertainment, Inc.

[See attached]

Intellivision Entertainment, LLC

(a California Limited Liability Company)

Audited Financial Statements

Period of January 1, 2019 through December 31, 2020

Audited by:

TaxDrop

TaxDrop LLC
A New Jersey CPA Company

Financial Statements

Intellivision Entertainment, LLC

Table of Contents

TaxDrop

Independent Auditor's Report

December 3, 2021
To: Board of Directors of Intellivision Entertainment, LLC
Attn: Nicholas Richards, CFO
Re: 2020 and 2019 Financial Statement Audit – Intellivision Entertainment, LLC

Report on the Audit of the Financial Statements

Opinion
We have audited the financial statements of Intellivision Entertainment, LLC, which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of income, changes in Members' equity, and cash flows for the years then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Intellivision Entertainment, LLC as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Intellivision Entertainment, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Intellivision Entertainment, LLC's ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Intellivision Entertainment, LLC's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Intellivision Entertainment, LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

TaxDrop LLC

TaxDrop LLC
Robbinsville, New Jersey
December 3, 2021

INTELLIVISION ENTERTAINMENT, LLC
BALANCE SHEET
Years Ended December 31, 2020 and 2019
(Audited)

ASSETS	2020	2019
Current Assets		
Cash and cash equivalents	228,904	62,632
Cash Reserved for Payroll	200,043	-
Total Current Assets	**428,946**	**62,632**
Other Assets		
Capitalized Games and Consoles Development	6,215,799	2,577,632
Inventory Component Parts	1,350,833	
Lease Deposit	96,700	-
Due to/from INTV GmbH	33,180	52,198
Trademarks	250,000	150,000
Other Current assets	33,728	11,601
Total Other Assets	**7,980,240**	**2,791,431**
Fixed Assets		
Equipment	38,998	-
Computers	50,567	24,770
Furniture & Equipment	36,188	-
Software	3,500	3,500
Accumulated Depreciation	(12,675)	(2,894)
Total Fixed Assets	116,579	25,376
Total Assets	**8,525,765**	**2,879,439**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities		
Accounts Payable	548,206	115,876
Accrued Expenses	223,350	-
Deferred Revenue	539,300	-
PPP Loan	212,645	-
Other Current Liabilities	3,495	24,900
Total Current Liabilities	**1,526,996**	**140,775**
Long-Term Liabilities		
Convertible Debt	404,970	150,000
Accrued Interest- Convertible Debt	21,902	2,695
Prepaid Development	5,689,133	-
Loans Payable	887,098	401,384
Discount on Loans Payable	(35,160)	-
Accrued Interest- Loans payable	230,218	11,808
Total Long-Term Liabilities	**7,198,161**	**565,886**
Total Liabilities	**8,725,157**	**706,662**
Members' Equity		
Member Contributions	3,001,130	2,716,130
Unit Options	594,690	82,467
Unit Warrants	35,160	-
Retained earnings	(3,830,373)	(625,821)
Total Members' Deficit	**(199,392)**	**2,172,777**
Total Liabilities and Members' Deficit	**8,525,765**	**2,879,438**

INTELLIVISION ENTERTAINMENT, LLC
INCOME STATEMENT
Years Ended December 31, 2020 and 2019
(Audited)

	2020	2019
Revenues	$ 40,301	$ 136,860
Cost of revenues	38,099	18,484
Gross Profit	**2,201**	**118,377**
Operating Expenses		
General and administrative	327,778	153,094
Payroll	1,117,103	186,789
Depreciation	9,781	2,893
Consulting	354,067	76,143
Legal and professional	147,264	34,797
Sales and marketing	173,720	45,680
Research and Development	190,515	12,056
Licensing	57,475	22,119
Facilities	112,131	24,882
Total Operating Expenses	**2,489,835**	**558,453**
Other Income/(Expense)		
Other income (Expenses)	43,828	818
Interest	(246,242)	(15,003)
Taxes	(2,282)	(800)
Share Based Compensation	(512,223)	(82,467)
Total other income	**(716,919)**	**(97,452)**
Net Income (Loss)	**$ (3,204,552)**	**$ (537,529)**

The accompanying notes are an integral part of these financial statements.

INTELLIVISION ENTERTAINMENT, LLC
STATEMENT OF MEMBERS' EQUITY
Years Ended December 31, 2020 and December 31, 2019
(Audited)

	Member Units	Member Contributions	Options	Warrants	Retained Earnings	Total Members' Deficit
Balance as of January 1, 2019	**13,680,000**	**$ 300,000**	**$ -**	**$ -**	**$ (88,292)**	**$ 211,708**
Issuance of Member Units	11,129,145	2,416,130	-	-	-	2,416,130
Share Based Compensation Expense	-	-	82,467	-	-	82,467
Net loss	-	-	-	-	(537,529)	(537,529)
Balance as of December 31, 2019	**24,809,145**	**2,716,130**	**82,467**	**-**	**(625,821)**	**2,172,777**
Issuance of Common Stocks	950,000	285,000				285,000
Share Based Compensation Expense			512,223			512,223
Issuance of Warrants				35,160		35,160
Net loss					(3,204,552)	(3,204,552)
Balance as of December 31, 2020	**25,759,145**	**$ 3,001,130**	**$ 594,690**	**$ 35,160**	**$(3,830,373)**	**$ (199,392)**

The accompanying notes are an integral part of these financial statements.

INTELLIVISION ENTERTAINMENT, LLC
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2020 and 2019
(Audited)

	2020	2019
Cash Flows from Operating Activities		
Net Income (Loss)	**(3,204,552)**	**(537,529)**
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Depreciation expense	9,781	2,893
Share based compensation expense	512,223	82,467
Accrued Interest	237,618	14,503
Changes in operating assets and liabilities:		
(Increase) Decrease in Inventory Deposits	(1,350,833)	-
(Increase) Decrease in Lease Deposit	(96,700)	-
(Increase) Decrease in Other Current Assets	(22,127)	31,222
(Increase) Decrease in Reserve for Payroll	(200,043)	-
Increase (Decrease) in Accounts Payable	432,330	112,720
Increase (Decrease) in Deferred Revenue	539,300	-
Increase (Decrease) in Accrued Expenses	223,350	-
Increase (Decrease) in Loans		
Increase (Decrease) in Other Liabilities	(21,404)	24,900
Increase (Decrease) in Prepaid development	5,689,133	-
Net cash provided by (used in) operating activities	**2,748,075**	**(268,823)**
Cash Flows from Investing Activities		
Research and Development	(3,638,167)	(2,401,696)
Game Rights and Licenses (net)	(100,000)	-
Due to/from Intellivison Gmbh	19,018	(52,198)
Fixed assets	(100,983)	(28,270)
Net cash used in investing activities	**(3,820,132)**	**(2,482,164)**
Cash Flows from Financing Activities		
Convertible Debt	254,970	150,000
Loans	485,715	251,384
PPP Loans	212,645	-
Issuance of Common Stock	285,000	2,416,130
Adjustment to retained earnings	-	(12,903)
Net cash used in financing activities	**1,238,330**	**2,804,611**
Net change in cash and cash equivalents	**166,272**	**53,624**
Cash and cash equivalents at beginning of period	62,632	9,008
Cash and cash equivalents at end of period	**228,904**	**62,632**

INTELLIVISION ENTERTAINMENT, LLC
NOTES TO AUDITED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020 AND 2019

NOTE 1 – NATURE OF OPERATIONS

Intellivision Entertainment, LLC (which may be referred to as the “Company”, “we,” “us,” or “our”) was registered in California on October 30, 2018. The Company is a video game company creating a new console called Amico and Amico-compatible games to bring friends and family together again. The Company’s headquarters are in Irvine, California. The company began operations in 2018. The Company is the U.S. operations entity for its parent entity Intellivision Holdings, LLC.

Since Inception, the Company has relied on contributions from owners, the issuance of convertible notes, securing loans and revenue producing activities to fund its operations. As of December 31, 2020, the Company had negative working capital and incurred a loss since inception, as these matters raise substantial concern about the Company’s ability to continue as a going concern (see Note 9). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 10), and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $228,904 and $62,632 of cash on hand, respectively.

Receivables and Credit Policy

Trade receivables from wholesale customers are uncollateralized customer obligations due under normal trade terms, primarily requiring pre-payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, has not yet begun sales of the Amico console. T-shirt, hat sales and other merchandise has been sold as primary source of any generated income. Customers pay at moment of purchase via online e-commerce sales. No receivables as of December 31, 2020 and 2019.

Inventory

The Amico game console is current in the process of development. The company has a single manufacturer tasked with the production of the console. Component parts that the Company has purchased over time but are not yet developed into finished hardware are recorded separately as inventory component parts.

Fixed Assets

Property and equipment exist in the form of equipment and furniture and are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is five to seven years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through December 31, 2020 and 2019 as the Company had no taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2020, the unrecognized tax benefits accrual was zero.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company has not begun fulfillment of sales of the Amico console. Deposits of $100 per console has been collected in pre-sale opportunities for customers to place reservations on the upcoming launch. The Company has deferred revenue totaling $539,300 and $0 on December 31, 2020 and 2019, respectively, for orders that have been paid but the performance obligations have not been met.

The cost incurred to generate sales of Amico and Intellivision-branded merchandise such as t-shirts (Cost of goods sold) fluctuates each year and is comprised of the material, labor and shipping cost of each different merchandise.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred. Such costs approximated $173,720 and $45,680, respectively, for the years ended December 31, 2020 and 2019.

Deferred Cash Compensation

Deferred cash compensation expense reflects the fair value of equity-based awards that have vested at the end of the reporting period and is remeasured at the end of every reporting period.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – LOANS

Board Bridge Loans

The Company has issued several related party promissory notes. In 2019, seven promissory notes were issued for a total of $401,384. One note was held with no interest. For the remaining six, the board agreed upon interest of 1.5% for the first month, 2.0% for the second month and 2.5% for month 3 and each month thereafter until principal and interest is paid in full. In 2020, eleven promissory notes were issued for a total of $824,929 cash proceeds. One note was held with no interest and the remaining notes had the same interest structure as the 2019 promissory notes. Through the year the company has made repayments towards each board members loan. The outstanding loan balance to board members at December 31, 2020 and 2019 were $887,098 and $401,384 respectively.

Convertible Notes

In 2019 the Company issued $150,000 of 5% unsecured convertible notes (the "Notes") due in 2022. In 2020, the Company issued $255,000 of 5% unsecured convertible notes due in 2023. The Notes are due on the Maturity Date with accrued interest if the Notes do not convert prior to the maturity date. The Notes are automatically convertible into preferred stock on the completion of an equity offering of $6,000,000 or more. The conversion price is the lesser of 80% of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a dividing $37,000,000 by the aggregate number of class A units, Class B units, and Incentive units outstanding immediately prior to the consummation of the next financing No Notes have been converted as of December 31, 2020. As of December 31, 2020 and December 31, 2019 the Company had $404,970 and $150,000 in convertible notes outstanding and $19,207 and $2,695 accrued interest, respectively.

Detachable warrants were issued in conjunction with the 2019 and 2020 Notes for future right to purchase up to 2,647,074 units. The warrants have not been exercised, expire three years after the issued date and have a one year cliff period for vesting from the issued date. At the time of issuance, the Company's fair value per unit was approximately $0.14 per unit. The discount on convertible notes payable of $35,160 as of December 31, 2020 will be amortized over the life of the convertible note through the maturity date.

PPP Loan

During 2020, the company received a Paycheck Protection Program loan from the small business administration, in the amount of $212,645. This loan is forgivable if certain conditions are met. Although the loan hasn't been officially forgiven by the Small Business Administration, the Company believes they fulfilled all the requirements for this loan to be forgiven and will recognize a gain on forgiven debt in the future year granted.

NOTE 4 – Research and Development

The Company capitalizes its production and development costs associated with game development. As of December 31, 2020 and December 31, 2019, total game development balances totaled $6,215,799 and $2,577,632, respectively.

NOTE 5 – INCOME TAXES

The Company has filed its income tax return for the period ended December 31, 2020, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company is taxed as a partnership.

NOTE 6 – EQUITY

Member Units

The Company has authorized 42,110,340 units. In 2019, the Company issued 11,129,145 units for $2,415,130. In 2020, the Company issued 950,000 member units for a price of $285,000 through an equity financing. As of December 31, 2020, the Company had 25,759,145 units outstanding. As of December 31, 2019, the Company had 25,009,145 units outstanding.

NOTE 7 –INCENTIVE UNIT COMPENSATION

In 2019, the Company adopted a 2019 Equity Incentive Plan ("2019 Plan") which permits the grant or option of shares to its employees for up to 8,480,000 units. In 2019, a total of 411,23 options had vested. As of December 31, 2020 the Company had issued 7,713,225 options to purchase shares and 1,367,097 options had vested. For the years ended December 31, 2020 and December 31, 2019 the Company had an associated share-based compensation expense of $512,223 and $82,467, respectively.

The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders. Stock awards are generally granted or optioned at a price not less than the market price of the Company's stock at the date of grant or option date. Stock awards generally vest over four years.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2020 and December 31, 2019.

Revenue Share Agreement

In 2020, the Company entered into the "Amico License Agreement" with Fig Publishing, Inc. As part of this agreement Fig Publishing, Inc has provided the Company with capital in return for revenue share with Fig Publishing, Inc. Fig's revenue share will be equal to the "Calculated Rate" multiplied by "Revenue." The "Calculated Rate" is determined by dividing the final Fig Funds amount by $1,000,000.

The "Calculated Rate" (*e.g.* Fig's share) relative to the *Amico*'s Revenue during and as determined by the following:

1. The Tier 1 Calculated Rate will be in effect until Fig's Royalty has reached 3x the Fig Funds provided to Developer, then
2. During the succeeding 12-months as determined by the Tier 2 Calculated Rate, then
3. During the succeeding 12-months after the expiration of Tier 2, the Tier 3 Calculated Rate, then,
4. Thereafter the Calculated Rate shall be 0% following the Fig Share termination date.

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 9 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2018 and has established a presence and operations in the United States, however the Company has incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 10 – SUBSEQUENT EVENTS

Anticipated Conversion to a Corporation

The Company is actively undergoing the legal process to convert the Company from an LLC structure to a corporation. As of the date of management's evaluation, no conversion efforts have been made.

Anticipated Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $5,000,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $5,000,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through Start Engine. The Intermediary will be entitled to receive a commission fee ranging between 7-13% in this offering.

Management's Evaluation

Management has evaluated subsequent events through December 3, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Intellivision

Together again.


HELLO!
I'm Amico.
INTELLIVISION

Website | Riverton, UT | GAMING

$0.00 raised

0 Investors	$30.1M Valuation
$0.72 Price per Share	$499.68 Min. Investment
Common Shares Offered	Equity Offering Type
$5M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Bring people together again. Intellivision is bringing children, parents, and friends back to the living room with Amico, a family-friendly video game entertainment platform that gathers families together again with premium games designed for all ages and skill levels. The Amico console is in pre-production and not yet available on the general market.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Intellivision has developed a game-changing video game entertainment platform — "Amico" — that will reconnect friends and bring families back together again
- Amico, which means friend in Italian, will redefine family-friendly in-room entertainment for all ages and skill levels
- Amico combines innovative and easy-to-play video game technology with the accessibility of board games


INTELLIVISION
Amico
A unique video game system that's redefining entertainment with family & friends.

The Amico Console is in pre-production and not yet available on the general market.



The Amico Console is in pre-production and not yet available on the general market.

OVERVIEW

There are more than 3 billion casual video game players!

Yes, it's larger than the movie and music industry combined.

"Hardcore gamers," or those who play more than 22 hours a week, number about 34 million in the United States. They represent only a small fraction of the "casual gamers," a growing audience currently estimated at 227 million players. Globally, the number of "casual gamers" has grown to about 3.1 billion players!

Sources: NFD, NPD, Finances Online


FUN FACT:
That's 15X the market of traditional video games!

Our potential audience is 3 Billion people worldwide!

**The Amico Console is in pre-production and not yet available on the general market.*

Intellivision® is targeting these "casual gamers" — those seeking fun, easy-to-use, and wholesome entertainment — with family-friendly Amico.

THE PROBLEM

Many families have been driven away from video games

Video games are fun and offer cognitive, social, and physical benefits. However, the unfortunate reality is that today's games are:

EXPENSIVE COMPETITIVE

COMPLICATED ISOLATING

Most of today's gaming systems cost upwards of $500 and individual games can easily be $50+ (even higher with additional content purchased over time). Players are encouraged to wear headsets as they play alone. Learning how to operate the games can take days, if not weeks. And competition is fierce, so gameplay is not enjoyable by those who are unskilled.


Complicated
VS
Simple

**The Amico Console is in pre-production and not yet available on the general market.*

Making matters worse, there is a dark side. Today's dominant themes include physical violence, gun violence, adult language, and sexual content. And online gameplay — where participants interact with complete strangers over the Internet — opens up players to uninvited predators.

We believe these issues have driven families away from video games.

There is no simple, unified entertainment platform all family members can enjoy equally.

A unified video game entertainment platform that all family members can enjoy!



**The Amico Console is in pre-production and not yet available on the general market.*

THE SOLUTION

Meet Amico!


Ciao!
Prive
Hola!
Hello!
Nǐ hǎo!
Selam!
Shikamoo!
Amico

In whatever language, Amico means “friend.”
(well, actually it’s Italian)

**The Amico Console is in pre-production and not yet available on the general market.*

Amico was designed and engineered by a team of industry veterans to redefine wholesome video game entertainment with a broad variety of family-friendly games.

All of Amico’s games are free of profanity and violence — they are 100 percent family-friendly!

The hardware and software have been designed to make group or multiplayer gameplay easy for any skill level — even first-timers — so players of all backgrounds may truly enjoy gaming together.

Bringing families together in group play within the HOME!



Intellivision Amico

Simple. Affordable. Family Entertainment.


SAFE

**The Amico Console is in pre-production and not yet available on the general market.*

Games are rated E for Everyone or E10+ for Everyone Ten and Up — with no advertisements, additional downloadable content, loot boxes, or in-game purchases.

And, to ensure parental peace of mind, Amico doesn't need to connect to the Internet for gameplay (online access is required for new game purchases and some features). Multiplayer games require participants to be in the same room, so players know everyone!

Intellivision Entertainment has partnered with world-class family-oriented brands to bring family and friends back together again with Amico.


Togetherness.

**The Amico Console is in pre-production and not yet available on the general market.*

What We Do -- Safe. Affordable. Fun. Entertaining.

Amico comes with two easy-to-use color touchscreen controllers and a sleek console, offered in multiple colors that look great in any living room or gameroom.


Easy-to-Use Touchscreen Controllers
x8
INTEGRATED TOUCHSCREEN
MOTION CONTROL
UP TO 8 PLAYERS

**The Amico Console is in pre-production and not yet available on the general market.*

Here are some of our key features:

- Two controllers are included (offered in multiple colors)
- Mobile phones may also be used as additional controllers
- Designed to maximize fun and functionality
- Adapts gameplay for any skill level (Karma Gaming Engine)
- Integrated touchscreen
- Proprietary hardware
- Motion Control
- Up to 8 players (on select games)



Glacier White, Graphite Black, Galaxy Purple,
GTO Red & Vintage Woodgrain

**The Amico Console is in pre-production and not yet available on the general market.*

Amico comes with family-friendly game titles that everyone will enjoy!

- Amico comes with 6 family-oriented games
- Our digital library will include a diverse lineup of curated games at launch, with an aggressive release schedule for new games and partner integrations
- We offer all-new original games, retro-reimagined games, sports games and recreation, casual, and edutainment games — there is something for everyone!
- All games are **Rated E or E10+**.


Intellivision® Amico™ Gameplay | 2022
Share
GAMES
Watch on YouTube

***Footage shown in video are demos of games not yet released.*

THE MARKET

Winning over the market

- The overall gaming market surged by 20% during COVID, from $144.4 billion in 2019 to more than $177 billion in 2020.


GLOBAL GAMES MARKET
$138.7B
$152.1B
$164.6B
$178.2B
$196B
2018
2019
2020
2021
2022
+9%
Total Market
CAGR 2018-2022
Console
Tablet
Browser PC
Smartphone
Boxed/Downloaded PC

Source: Venture Beat

- Strong industry growth is projected to continue with global revenue projected to exceed $200 billion by 2023 and as high as $218 billion by 2024.

- Our serviceable addressable market is estimated to be $56.1 billion - with much of the future growth happening in our target segments within the casual gamer markets.


FUN FACT:
Our SAM is $56.1 Billion

Including the young children, parents, grandparents & families that will play with Amico, the audience grows to about 3 billion people!

**The Amico Console is in pre-production and not yet available on the general market.*

Source: Newzoo

OUR TRACTION

We've completed the hardware, and our software is in final development

SALES NUMBERS

$25M+ in TOTAL ORDERS

(Inclusive of Pre-Orders and Direct)

RETAIL CHANNEL PARTNERS TO INCLUDE:


BEST BUY
amazon
Walmart
GameStop
MediaMarkt

**The Amico Console is in pre-production and not yet available on the general market.*

Customer Acceptance:

Market research with retro gamers, seniors, and families with broad age ranges of children have generated **positive feedback**. The original preorder program sold out on the website in a matter of hours. Now, moving towards launch. . .



PRODUCT DEVELOPMENT

- Hardware
- Gaming Platform Operating System
- 40+ games in development
- 6 pack-in games
- Back-end systems



**The Amico Console is in pre-production and not yet available on the general market.*

Patents and IP:

Omnibus patent around controller disc and Karma Gaming Engine - a game balancing technology. We have many content licensing deals, and the list is growing every month.

Social Proof:

We have significant direct order and channel order volumes with very little marketing effort, plus a growing number of organic influencer fans.

Partnerships:

WHY INVEST

Amico is a Game-Changer

Intellivision aims to be the world leader in bringing families and friends together for group play within the home.

- We will continue attracting family brands that have been historically ignored by the console market.
- Amico's unique hardware, with touchscreen-enabled controllers and fully integrated RFID technology, allows us to innovate and focus on "in the living room" multiplayer gameplay.
- Featuring a retro-classic look and feel, Amico combines the accessibility of board games with the dynamic experience of video games.
- Our gameplay is fun, easy-to-learn, and 100 percent family-friendly.


Game-Changer.

**The Amico Console is in pre-production and not yet available on the general market.*

Intellivision's experienced team believes in Amico. We've observed the engagement, heard the laughter, and seen the smiles on the faces of those who have tested it.


Reconnect.

Join Intellivision® as we RECONNECT family & friends with. . .

INTELLIVISION Amico™

**The Amico Console is in pre-production and not yet available on the general market.*

In the Press



SHOW MORE

Meet Our Team



Phil Adam

Chief Executive Officer

35+ year industry veteran involved in bringing 350+ IPs to market. Responsible for bringing Tetris to the world. Signed the first games from Blizzard, Bioware and Parallax. Former President/COO of Interplay and Founder/President of Spectrum Holobyte.



Tommy Tallarico

Founder / President / Chief Creative Officer / Director

30+ years veritable video game industry icon and one of the most successful video game composers. 50+ industry awards and has worked on 300+ game titles totaling 200M+ units and $10B+ in revenue.



Nick Richards

COO / CFO / Director / Secretary / Treasurer

25+ years in enterprise software and serial entrepreneur with multiple transaction experience. Strong track record managing growth strategies from small start-ups to larger multi-product divisions up to $300M in revenue.



Rob Johnson

CMO

25+ year marketing executive in the CPG and services industries with multiple leadership roles, including EVP at Taylormade-Adidas Golf Company and President/General Manager of consumer electronics leader mophie. Founder and CEO of The Hive Collective, a full service marketing and design agency. Consistent ability to drive strategy and deliver growth across diverse industries/business models, both large and small, corporate and start-up. Led Innovation, Marketing and Product teams for $1B+ global businesses.



John Alvarado

Chief Technical Officer

30+ year award-winning industry veteran as a developer, programmer, entrepreneur and technical director. Key roles at Virgin Games, Blind Squirrel Games and 13+ years at inXile Entertainment. President/Founder of Big Grub, creating PC/console games.



Hans Ippisch

President - European Operations

30+ year leader in the video game industry and former German game developer/journalist. Former CEO/Chairman of the board of Computec Media Group – largest video game media house in Germany.



Jason Enos

VP Production

25+ year industry veteran (Konami, Sega, EA, Pygnosis, Bandai Namco) and jack of all trades with pedigree of award-winning franchises Metal Gear Solid, Castlevania, Contra, Dance Dance Revolution, PAC-MAN, Silent Hill, Dragon Ball Z, Dark Souls, Monopoly and 100+ more.



Chuck LaBella

VP Entertainment Acquisition

35+ year Emmy Nominated entertainment, talent and network TV executive of iconic and long-lasting shows for NBCUniversal (The Apprentice, Celebrity Apprentice, America's Got Talent, The Voice, Miss USA, Miss Universe, Last Comic Standing), FOX (The Masked Singer), ABC (Holey Moley, Who Wants To Be A Millionaire), HBOMax (Full Bloom), Comedy Central (Politically Incorrect) and many others. Former VP of Talent Development at NBCUniversal and Talent Development/Producing/Consulting for multiple networks, including ABC Television, Warner Horizon, FOX and Walt Disney Television.



Bill Fisher

VP Technology

30+ year gaming veteran and President/Founder of Quicksilver Software. First generation of video game designers starting at Mattel Electronics/Intellivision in 1981. Key in bringing the first voice to video games with Space Spartans and B-17 Bomber.



Mike Dietz

Art Director

30+ year multi-disciplined award-winning developer/animator – worked on 50+ games, including the hits Disney's Aladdin and Earthworm Jim. Key creative roles at Virgin Games, Shiny Entertainment, Disney, The Collective, Heavy Iron Studios and FoxNext.



Sumeet Aggarwal

Managing Director MENA & South Asia

15+ years as a key game industry specialist in the United Arab Emirates. Managed marketing for Microsoft Xbox Middle East – helped launch Xbox 360 and Kinect. 10+ years hosting/producing award-winning gaming radio show, Game On on Dubai Eye 103.8.



David Perry

Director

Iconic industry veteran, founder of Shiny Entertainment and Gaikai cloud gaming – acquired by Sony for $380M to create PlayStation Now. 35+ years of games on 30+ platforms, including Earthworm Jim, TMNT, Disney's Aladdin and The Matrix – $1B+ in retail sales.



Stephen Roney

Co-Founder / Director / Legacy Historian

Started at Mattel Electronics/Intellivision in 1981. Co-Founded Quicksilver Software. Developed games like B-17 Bomber and Star Trek: Star Fleet Command. 20+ years in aerospace/automotive with Hughes Aircraft, CADAM Inc. and Garmin International.



Jason Toff

Advisor

Innovative product development executive that has built his career on a relentless desire to help consumers express themselves at some of the leading technology companies in the world - Facebook, YouTube, Twitter, and Vine.



Michael Gallagher

Advisor

Former 11-year President of the Entertainment Software Association. Former Assistant Secretary for Communications and Information at the U.S. Dept. of Commerce. Held Communications Practice chair at law firm Perkins Coie. Multiple awards recognition.



Abbey Konowitch

Advisor

Quintessential music executive – former GM of Madonna's Maverick Records, SVP Music/Talent at MTV, GM of Disney Music Group / Hollywood Records, EVP at MCA/Universal Records. Worked with Aretha Franklin, Blink-182, Miley Cyrus, Jonas Brothers, etc.



Scott Tsumura

Advisor - Japan Liaison

40+ year game creator, producer and executive/serial entrepreneur. Former President of Nintendo Software USA. Key roles at IREM, Bullet-Proof Software, Spectrum Holobyte, MicroProse and Tozai, Inc. Worked with Shigeru Miyamoto and Alexey Pajitnov.



Sudesh Aggarwal

Director

Founder/Chairman of GRP Industries, a global leader in composite outdoor enclosures serving infrastructure needs to more than 40 countries and over 5,000 corporations. Founder/Chairman Emirates Amateur Golf League (EAGL).

Offering Summary

Company	Intellivision Entertainment, Inc.
Corporate Address	13462 River Rose Lane, Riverton, UT 84096
Offering Minimum	$9,999.36
Offering Maximum	$4,999,999.68
Minimum Investment Amount (per investor)	$499.68

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	13,888
Maximum Number of Shares Offered	6,944,444
Price per Share	$0.72
Pre-Money Valuation	$30,063,625.20

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Revenue Share Agreement

We are a party to a Revenue Sharing Agreement with Fig Publishing, Inc., pursuant to which FIG agreed to provide us with up to $15,000,000 in capital, and provide various marketing, sales and distribution services, in exchange for our payment to Fig of a percentage of revenue generated through the sale of the Intellivision Amico and certain games. Until such time as Fig has received a return equal to 3 times the funds advanced to us, Fig is entitled to receive 5% of revenue, less certain expenses, generated from the sale of the Amico through a third party sales channel or distributor, such as Amazon, Walmart and Gamestop ("**Indirect System Revenue**") 15% of revenue generated from the direct sale of the Intellivision Amico through other channels ("**Direct System Revenue**"), and 25% of all revenue derived from game sales ("**Game Revenue**"). During the 12 month period commencing after Fig has received an amount equal to three times the capital it has provided us, Fig is entitled to 10% of Direct System Revenue and 20% of Game Revenue, and during the 12 month period thereafter, 5% of Direct System Revenue and 15% of Game Revenue.

Perks

First 72 hours - 15% in bonus shares

Next 72 hours - 10% in bonus shares

Next 7 days - 5% in bonus shares

Tier 1 ($5,000) - 2% bonus shares

Tier 2 ($10,000) - 5% bonus shares

Tier 3 ($25,000) - 10% bonus shares

Tier 4 ($50,000) - 15% bonus shares

**All perks occur when the offering is completed.*

StartEngine OWNer's Bonus

Intellivision Entertainment Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $.72 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $72. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Note: Bonus share perks cannot be combined. Only one perk can be applied to a single investment.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Intellivision is bringing families back together again with an innovative gaming console called Amico!

40 years ago, video games burst onto the scene as families connected gaming consoles to their television sets and enjoyed playing simple games together.

It didn't take long for video games to grow into a multibillion-dollar industry as the digital play from companies such as Atari, Coleco, and Intellivision became an integral part of childhood culture.

But, by the mid-90s, the video game industry took a turn.

Easy-to-play games became sophisticated. Controllers became complicated. And consoles became expensive.

Sadly "Family play" was replaced by "Solo play. " And rooms full of laughter were replaced by insulating headsets.

But all of that is about to change with the arrival of Amico!

Just like the original Intellivision, which pioneered couch co-op and family gaming, Amico – the Italian word for friend – promises to bring back family-friendly entertainment with the sole purpose of ease, togetherness and fun.

All Amico games are family-friendly and they contain no violence, or any foul language.

Families will enjoy gathering together with Amico and jumping right into fun-filled gameplay.

The controllers are easy to learn, no matter what your skill level, and they have been designed to adapt difficulty for diverse skill ranges – Amico will take your family back to the days when setting up and playing video games didn't require a large investment of time, but yielded a ton of fun and laughs.

Amico isn't just simple – it's affordable, too!

Buying a new video game system typically means expensive games and overpriced accessories.

But not with Amico. The system comes with six built-in games and two wireless controllers with easy to use color touchscreens and a simple positional disc for endless hours of entertainment with your friends or family – gameplay supports up to eight players. (And if you don’t have a controller, you still join in on the fun by downloading the free Amico app on your smart device!)

And Amico is for everyone – just take a look at some of these games!

The growing library includes motion-controlled sports games, party games, action arcade games, children's edutainment, and even beloved classic retro games that many parents grew up with and loved. And of course, they have been totally reimagined for today.

Today’s Amico is being led by an experienced team of game industry professionals who have worked on some of the most popular and biggest selling video game franchises of all-time. These noted industry veterans bring decades of experience to Intellivision, and they have built a team of more than 60 people with a global presence as support.

Intellivision Entertainment has already raised $17 million for the development of Amico, thanks to financial backing from investors and more than 5,000 individuals.

Join us as we bring families back together again.

Whether you are a parent, grandparent, young, or simply young at heart, make everlasting memories with the newest member of your family… Amico, from Intellivision Entertainment!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "INTELLIVISON ENTERTAINMENT, INC." FILED IN THIS OFFICE ON THE NINETEENTH DAY OF JANUARY, A.D. 2022, AT 12:25 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

6553473 8100F
SR# 20220172405

Authentication: 202442597
Date: 01-20-22

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:25 PM 01/19/2022
FILED 12:25 PM 01/19/2022
SR 20220172405 - File Number 6553473

CERTIFICATE OF INCORPORATION OF

INTELLIVISION ENTERTAINMENT, INC.

The undersigned, a natural person, for the purpose of organizing a corporation to conduct the business and promote the purposes hereinafter stated, under the provisions and subject to the requirements of the Delaware General Corporation Law (the "***DGCL***"), hereby certifies that:

ARTICLE I

The name of the corporation is Intellivision Entertainment, Inc. (the "***Corporation***").

ARTICLE II

The address of the Corporation's registered office in the State of Delaware is 251 Little Falls Dr., Wilmington, DE 19808. The name of the registered agent at such address is Corporation Service Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL, as the same exists or as may hereafter be amended from time to time.

ARTICLE IV

The Corporation is authorized to issue two classes of capital stock to be designated, respectively, common stock and preferred stock. The total number of shares of capital stock that the Corporation is authorized to issue is sixty million (60,000,000), as follows:

A. The total number of shares of common stock authorized to be issued is fifty million (50,000,000), par value $0.001 per share (the "***Common Stock***").

B. The total number of shares of preferred stock authorized to be issued is ten million (10,000,000), par value $0.001 per share (the "***Preferred Stock***"). The Board of Directors is hereby expressly authorized to provide, out of the unissued shares of Preferred Stock, for one or more series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers, if any, of the shares of such series, and the preferences and relative, participating, optional, or other special rights, if any, and any qualifications, limitations, or restrictions thereof, of the shares of such series. The powers, preferences and relative, participating, optional and other special rights of each series of Preferred Stock, and the qualifications, limitations, or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

ARTICLE V

The name and mailing address of the incorporator are as follows:

Nick Richards
26172 Calle Cresta
Mission Viejo, CA 92692

ARTICLE VI

In furtherance and not in limitation of the powers conferred by statute, the board of directors of the Corporation is expressly authorized to make, adopt, alter, amend, or repeal the bylaws of the Corporation.

ARTICLE VII

Elections of directors need not be by written ballot unless otherwise provided in the bylaws of the Corporation.

ARTICLE VIII

To the fullest extent permitted by the DGCL, as the same exists or as may hereafter be amended from time to time, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

The Corporation shall indemnify, to the fullest extent permitted by applicable law, any director or officer of the Corporation who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "***Proceeding***") by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding. The Corporation shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized by the Board.

The Corporation shall have the power to indemnify, to the extent permitted by the DGCL, as it presently exists or may hereafter be amended from time to time, any employee or agent of the Corporation who was or is a party or is threatened to be made a party to any Proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

Neither any amendment nor repeal of this Article VIII, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article VIII, shall eliminate or reduce the effect of this Article VIII in respect of any matter occurring, or any cause of action, suit or claim accruing or arising or that, but for this Article VIII, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE IX

Except as provided in Article VIII above, the Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

I, the undersigned, as the incorporator of the Corporation, have signed this Certificate of Incorporation on ____January 19____, 2022.

____
Nick Richards, Incorporator